ESCO TECHNOLOGIES INC.







UTILITY SOLUTIONS



RF SHIELDING & TEST



FILTRATION/ FLUID FLOW

2009 ANNUAL REPORT

AT A GLANCE

Utility Solutions

Within this segment, the Aclara brand represents the industry's leading Intelligent Infrastructure™ technologies for providing device networking, data-value management and customer communications to water, gas, and elec-



tric utilities globally. In addition, Doble Engineering's world-class fully automated intelligent instrumentation provides diagnostics, testing and monitoring capabilities. The Utility Solutions Group delivers utilities advanced and proven solutions.

RF Shielding & Test

The RF Shielding and Test business is operated by ETS-Lindgren, the industry leader in providing customers with innovative systems and components for the detection, measurement and management of electromagnetic, mag-



netic and acoustic energy. ETS-Lindgren serves the testing needs of hundreds of corporations worldwide with solutions that meet the highest quality standards of its customers, and is well positioned to meet new customer demand as well.

Filtration/Fluid Flow

As part of the Filtration/Fluid Flow segment, PTI Technologies and VACCO Industries design and manufacture highly engineered filtration and fluid flow products for customers participating in the aerospace, space,



defense and various industrial markets. Products include micro-propulsion devices, modules, valves and regulators for satellites; filter elements and assemblies for commercial and military aircraft, mobile and stationary equipment.

We are pleased to report that in spite of 2009 being a year of extraordinary global economic challenges, ESCO was able to deliver solid financial results for our shareholders. We made significant improvements operationally, and showed meaningful progress in several end-markets across the Company. We believe ESCO's growth and profitability over the last several years validates our belief that we are pursuing the right core strategies to deliver on our steadfast commitment of increasing long-term shareholder value.

During 2009, we recognized numerous successes throughout the Company, including:

- Aclara RF sales in excess of $150 million, reflecting a 47 percent increase from 2008;
- Since contract inception, AMI orders for Aclara RF gas products with PG&E totaled 3.5 million units worth $200 million, making this project the largest gas AMI deployment in North America;
- Cumulative AMI orders for Aclara RF water products with New York City were nearly 500,000 units worth $39 million, representing the largest water AMI project in the United States;
- Continued strength in the COOP/Muni markets with Aclara AMI orders over $100 million to these customers;
- Significant inroads made in the international AMI market with continued successes demonstrated by several additional pilot projects in Central and South America, along with increased technology evaluation activity in Asia where the number of metering endpoints are substantial;
- Several large, multi-year orders recorded in Filtration, including products for the Navy's Virginia Class submarine, and Thermoscan® ear thermometer probe covers; and
- Completion of a $25 million aircraft test chamber in Korea for the Boeing Corporation and substantial progress on a large automotive test chamber in India.

Generating $78 million of cash from operating activities; paying down net debt by 34 percent; increasing sales and EPS; and ending the year with a record backlog of $300 million was a very satisfying way to wrap up 2009.

Our financial strength, coupled with our confidence in our long-term growth opportunities, allowed us to initiate a cash dividend. We are pleased to return a portion of our profits to shareholders, while maintaining our emphasis on investing in new products to support our growth, meeting our anticipated capital requirements, and paying down our remaining debt.

2009 operating margins in Filtration and Test were strong despite decreased revenues. Filtration maintained margin percentages in the high teens and made progress on several key projects benefiting the future, including the A-350 aircraft hydraulic filtration system for Airbus, and Project Constellation, which is NASA's planned Space Shuttle replacement vehicle. Test was able to increase its margin on lower sales during 2009 due to its superior product and technology platforms, global presence, and attention to managing operating costs.

The Utility Solutions Group continued to make significant cash and profit contributions during 2009. While Doble faced a challenging capital spending environment within the global electric utility market, it was able to generate a significant amount of cash and produce operating margins in the mid-20s. Aclara reported sales growth along with a 15 percent operating margin. Our ongoing investments in new products and advanced technologies during 2009 further solidified Aclara's market position in the fast-growing Smart Grid area.

Our recently introduced *Aclara Smart Communications Network* solution, which is a revolutionary, high-bandwidth, high-speed, wide-area network for utility customers, is further evidence of our commitment to expand our position as a leading provider of next generation technologies for the Smart Grid. We continue to expand our market presence by offering a comprehensive suite of proven and tailored solutions to manage utility communications and information today, and well into the future.

Summarizing 2009: Despite the economic challenges we faced, ESCO's multi-segment, diverse end-market global operating platform showed resiliency, and most importantly, positioned us for sustainable growth in the years to come.

Regarding our outlook for 2010 and beyond, we remain very positive about our future. We will experience a slightly down year in 2010 as the PG&E gas deployment begins to wind down and our tax rate normalizes. The PG&E gas project has been a rewarding experience and evidence that our product is scalable to multimillion end points. However, the delta in sales is significant from 2009 ($98 million) to 2010 (approximately $40 million) as we near completion. Additionally, due to the excellent strategic focus of the tax department our tax rate in 2009 was 22% and we anticipate that it will return to approximately 38% in 2010. These two items combined make the challenge of year-over-year improvement difficult. Fortunately, we were able to grow the underlying business but not enough to bridge the gap resulting from these two items.



Gary E. Muenster, Executive Vice President and Chief Financial Officer (left); Alyson S. Barclay, Senior Vice President, Secretary, and General Counsel; and Victor L. Richey, Chairman, Chief Executive Officer, and President

We feel confident that after 2010 we will be able to return to a growth mode. This confidence comes from the current strong positions we have in the majority of our product lines and the investments we continue to make in new product development. We have the leadership position in RF fixed network gas and water markets. This is evidenced by our wins at such key customers as PG&E, New York City Water, San Francisco Water and many others. As the shift from drive-by systems to fixed-network systems continue, we are well positioned to benefit and grow in both of these important markets. We maintain our leadership position in the Cooperative market and continue to enhance our product offering to ensure its viability long-term. Our Aclara Software business is thriving and we have won a number of Meter Data Management System projects that position us well in this developing area. Our focus on the international AMI market is beginning to gain traction and we anticipate growth in 2011 and beyond primarily in Central and South America. We continue to invest significant resources to ensure we have the products to successfully compete in all segments of the AMI market both domestically and internationally.

The other two segments of ESCO: Filtration and RF Shielding and Test play a key role in the future of the business as well. We have enjoyed great success in both segments as a result of superior technology, customer service and a focus on operational excellence. The variety of products, end markets and customers provides a level of stability to the entire Company and both are well-positioned to expand their contribution going forward.

Our financial strength and flexibility remain an advantage as we grow the business. Our relatively low level of debt and ready access to additional capital provide us with the capability to fund the organic growth of ESCO while allowing us to pursue acquisitions as they become available. We see our financial strength as a differentiator as customers look for long-term stable partners.

In closing, we think we have all the ingredients — products, employees, management teams and Board involvement necessary to achieve long-term growth and provide a significant return to our shareholders.



Vic Richey
Chairman, Chief Executive Officer, & President



Gary Muenster
Executive Vice President & Chief Financial Officer

November 30, 2009

HOW WE OPERATE

Lean. The management team of ESCO Technologies focuses on the Company's cost and competitive position through rigorous ongoing performance improvement plans and actions. This lean way of operating has always been a part of the Company's make-up and has resulted in improved profit margins despite adverse macro-economic conditions. Our employees strive to provide innovative solutions at the lowest cost while still maintaining the highest quality products and services for our customers.



Green. An important part of how ESCO Technologies operates its businesses is its focus on the environment. The Company meets or exceeds environmental standards at its operating units and continues to look for opportunities to improve its plants and processes to become more green. Our dedicated employees are key in this effort as they bring forward ideas to ensure that ESCO achieves its goal of always operating as an environmentally safe company.



Global. ESCO Technologies sells products and services incorporating its proven technologies to customers worldwide. Non-U.S. sales were approximately 18 percent of 2009 total ESCO sales with the largest contribution provided by sales to the Far East. With continued emphasis on new product development and deliberate pursuit of selective acquisitions, the Company is committed to improving existing products and introducing new products to further its global presence across all three segments.



UTILITY SOLUTIONS



Aclara. Choosing the right company to help develop an Intelligent Infrastructure™ is critical for gas, water, and electric utilities seeking to be lean, green, and global. Aclara's leadership in deploying a full range of utility communications systems empowers utilities to offer customers the tools they need to make smart decisions about how they use resources. What's more, Aclara provides utilities with the industry-leading technologies that allow development of device networking, data-value management, and customer communications. More than 500 utilities in nine countries rely on proven Aclara solutions to connect with their customers.



The STAR Network system allows water utilities to reduce costs, improve billing, and manage resources.

Aclara is the first utility communications company with end-to-end meter-data capture, transfer, and processing capabilities. Aclara's technologies are advanced and innovative—and just as important—proven and reliable. Its technologies give consumers access to more usage and rate information. They fine-tune demand on a house-by-house basis and give utilities unprecedented visibility, insight, and control of their performance. Aclara's value-added solutions also efficiently manage the information collected from other smart applications that are part of the utility's ecosystem.



When demand for energy is high, the Aclara DRU reduces peak-power costs without affecting customer service.

Aclara's comprehensive approach to utility networking communications is unique in the industry. Aclara recognizes that with the introduction of smart devices throughout the utility ecosystem, networking requirements are evolving. A truly Intelligent Infrastructure is needed to handle the Smart Grid requirements of electric utilities as well



GLOBAL REACH

With operations in 31 locations around the world, the businesses of ESCO Technologies serve markets in 83 countries on six continents.

● ESCO Operations
□ Markets Served

Aclara's new Solon, OH technology center uses Lean Manufacturing practices to increase earnings by maximizing value to customers, boosting production, and reducing costs.



Aclara is committed to better serving its customers through implementation of Lean Manufacturing processes, allowing it to efficiently produce high-quality solutions. Its newly designed manufacturing facility in Solon, OH, for example, employs the most up-to-date methods on its production and testing lines to ensure consistent quality and reliability.

Leading the way in the design, development, and deployment of total utility communications systems. Continuously advancing utility and network performance and reliability. Keeping ahead of requirements for cost management and resource generation.





as the smart-device networks that are emerging at gas and water utilities.

As a result, Aclara transforms and invigorates its STAR Network system, TWACS technology, and Aclara Software applications to meet the ever-changing needs of utilities. Plus, Aclara is committed to developing new technologies that will take an even more comprehensive and standards-based approach to utility networking.


Doble's new PD-Guard provides on-line, continuous Partial Discharge monitoring of high voltage apparatus.

and expert consulting division are actively involved with clients' development of new wind farms throughout North America. As the needs of the power industry continue to grow and evolve, power engineers will share critical knowledge and learn new best practices from their colleagues worldwide — facilitated by Doble through technical conferences and online resources.

Doble. In today's global landscape, economic and environmental concerns are taking center stage. Doble has taken steps to increase the efficiency and productivity of its diagnostic instrument production by incorporating new "Lean Manufacturing" strategies. These products, along with Doble's knowledge services, are ideally suited to support the world's growing interest in renewable energy. The Doble laboratories


Doble is serving clients around the globe 24/7 to improve the reliability of electric power generation, transmission and delivery.



ETS-Lindgren is the preferred supplier of systems that measure over-the-air performance of wireless devices to manufacturers, service providers and test laboratories.

RF SHIELDING & TEST



ETS-Lindgren, with offices throughout North America, Europe, and Asia, provides the electromagnetic compatibility (EMC), microwave, wireless, acoustic, and magnetic resonance imaging (MRI) markets with a variety of high-quality testing and shielding solutions. ETS-Lindgren opened its newest office this year in Bangalore, India. While the office was initially opened to support existing EMC customers, opportunities are now being identified in the wireless, acoustic and medical (MRI) markets.

The company's global presence places ETS-Lindgren closer to its customers, and allows best practices to be shared throughout the organization. ETS-Lindgren's implementation of continuous improvement at all levels of the organization has increased its efficiency and responsiveness.

The company maintains its position as a global leader by actively participating in the industry standards committees. This activity not only ensures product compliance with current international and national regulatory requirements, but enables the company to successfully address future regulatory requirements for the markets it serves.



Using the latest antenna design tools, ETS-Lindgren creates innovative solutions for a variety of markets and applications.



PTI's Liquid Cooling System filters (above) are part of Boeing's innovative 787 fuel-saving no-bleed system architecture; while VACCO has been selected to provide multiple fluid components aboard NASA's Project Constellation.

FILTRATION/FLUID FLOW



PTI Technologies and **VACCO Industries.** These two companies comprise ESCO's Filtration/Fluid Flow segment, and they are key international suppliers of engineered filtration and fluid control components. From support of healthcare to spacecraft industries, a strategic and diverse product portfolio has ensured continued success in a competitive global marketplace.

PTI and VACCO are committed to growth and profitability through effective implementation of lean engineering and manufacturing processes. While embracing a philosophy of continuous improvement, the companies pride themselves in the development of new products through innovative engineering and responsive marketing. Today, VACCO is working closely with NASA and industry on advanced propulsion systems, enabling the research of the universe, while PTI continues to advance filtration technology to support next generation commercial aircraft.





From the voluntary registration with the California Climate Action Registry to assess greenhouse gas emission at PTI, to the extensive use of a water treatment facility at VACCO, ESCO continues to be environmentally conscious to optimize processes and minimize waste.

The ESCO Technologies Foundation was able to expand its reach by providing grants to more than 20 organizations this past year. With the economic downturn, came the need for assistance by more children and families and yet, the number of contributors, particularly employees of ESCO Technologies Inc., increased over prior years. The generosity of these contributors helped the Foundation fulfill grant requests from organizations throughout the U.S. in locations where the Company has operations. Some of the organizations are featured here.

Texas: The **Any Baby Can** (ABC) organization provides assistance to some of Austin's neediest children and their families. Many of the children suffer from chronic and/or critical illnesses such as cancer, while others are victims of abuse and/or neglect. Parents of these children struggle with the challenges of being parents and look to ABC for education and guidance. In 2009, the Foundation provided a grant to ABC for its Family Literacy Program which provides basic reading, math, parenting and other skills to parents participating in the program.



Pictured: Participants at Camp Cheerful, a summer camp in Ohio sponsored by Achievement Centers for Children for youngsters with disabilities. The Foundation's grant provided for seven children to attend the camp in 2009.

Ohio: About 10 years ago, **The Littlest Heroes** (TLH) organization was founded to improve the lives of Northeast Ohio children living with cancer. Our Foundation's grant to TLH this year supported the Art for Children's Sake Program that included more than 100 families. In this program, children with cancer created original artwork that was professionally reprinted for their families and others, sometimes becoming a family's most treasured keepsake. The Foundation's grant also supported an on-line gallery that featured the artwork and offered it to the general public for sale in order to generate additional income for programs at TLH.

Missouri: This year for the first time, the Foundation made a grant to the **Special Education Foundation** (SEF), an organization that assists children with disabilities in the St. Louis area. One of SEF's current projects is to provide digital hearing aids to children whose parents cannot afford them. With the Foundation's grant, SEF was able to purchase three digital hearing aids.

Another organization receiving a grant from the Foundation for the first time in 2009 was **HavenHouse St. Louis**. HavenHouse provides a home away from home to families who travel to St. Louis for medical care. Many families whose children are in the hospital for an extended period of time are financially unable to stay in a hotel or other facility. Families at HavenHouse are charged a small fee and are provided lodging, home-cooked meals, shuttle service to local hospitals, and other assistance during their stay. The Foundation's grant will cover the cost of 100 nights at HavenHouse for families in need.

Illinois: Kenneth Young Center (KYC) serves the needs of children, families and seniors in the Elk Grove, Illinois community. Through its Mentoring Program, KYC provides mentoring skills to parents who need help in dealing with some of the challenges of raising a child. This year's grant from the Foundation enabled KYC to add a bilingual parent mentor to better serve the Spanish-speaking families in the community.

California: For individuals with disabilities, **Special Olympics Ventura County of Southern California** continues to provide year-round sports training and athletic competition in a variety of Olympic-type sports. There are more than 750 Ventura County Special Olympic athletes and this year the Foundation's grant covered the cost of transportation and uniforms for athletes who participated. For many of these athletes, it is the only opportunity they have to interact with others sharing similar disabilities and experiences.

To make a tax-deductible contribution or to learn more about the Foundation, please call 314-213-7277 or visit the web site at www.escotechnologiesfoundation.org.

FINANCIAL SECTION

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The years 2009, 2008 and 2007 represent the fiscal years ended September 30, 2009, 2008 and 2007, respectively, and are used throughout the document.

Introduction

ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reportable operating segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration). The Company's business segments are comprised of the following primary operating entities:

- ***USG***: Aclara Power-Line Systems Inc. (Aclara PLS), Aclara RF Systems Inc. (Aclara RF), Aclara Software Inc. (Aclara Software), and Doble Engineering Company (Doble),
- ***Test***: EMC Group companies consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren), and
- ***Filtration***: PTI Technologies Inc. (PTI), VACCO Industries (VACCO), and TekPackaging L.L.C. (TekPack).

USG: The Aclara Group is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara's STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service and revenue management. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of partial discharge testing instruments used to assess the integrity of high voltage power delivery equipment.

Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Filtration: The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.

ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and selective acquisitions.

Highlights of 2009 Continuing Operations

- Sales, net earnings and diluted earnings per share were $619.1 million, $49.3 million and $1.86 per share, respectively.
- Net cash provided by operating activities was $77.5 million.
- At September 30, 2009, cash on hand was $44.6 million; outstanding debt was $180.5 million, for a net debt position of $130.6 million (including acquisition escrow).
- Favorable settlement of uncertain tax positions in the fourth quarter positively affected EPS for the quarter and the full year by $0.19, related to the disposition of a portion of the MicroSep business in 2004.
- The Company received $80.0 million of orders in 2009 and recorded $106.2 million in sales to Pacific Gas & Electric Company (PG&E) related to its AMI deployment.
- The Company received $37.4 million in orders and recorded $18.2 million in sales to New York City related to their fixed-network water AMI project.
- The Company received $12.4 million in orders and recorded $10.6 million in sales to Idaho Power Company for its Aclara PLS TWACS® AMI deployment.
- In September 2009, the Company acquired a minority equity interest in Firetide, Inc. and its technology will be used in Aclara's Smart Communications Network solution.

Dividends

Subsequent to September 30, 2009, the Company announced it will initiate a quarterly cash dividend payable at an annual rate of $0.32 per share. The first quarterly dividend of $0.08 per share will be paid on January 19, 2010 to stockholders of record as of January 4, 2010.

Results of Continuing Operations

NET SALES

	Fiscal year ended			**Change 2009**	Change 2008
(Dollars in millions)	**2009**	2008	2007	**vs. 2008**	vs. 2007
USG	**$374.0**	352.7	190.3	**6.0%**	85.3%
Test	**138.4**	144.8	141.5	**(4.4)%**	2.3%
Filtration	**106.7**	116.1	105.6	**(8.1)%**	9.9%
Total	**$619.1**	613.6	437.4	**0.9%**	40.3%

USG

The 6.0% or $21.3 million increase in net sales in 2009 as compared to the prior year was due to: a $48.8 million increase in net sales from Aclara RF primarily due to higher gas product

AMI deliveries at PG&E and the shipment of water AMI products for the New York City water project; a $9.9 million increase in net sales from Doble reflecting the impact of a full twelve months of operations versus ten months in the prior year; a $3.9 million increase in net sales at Aclara Software; partially offset by a $41.3 million decrease in net sales at Aclara PLS.

The $41.3 million decrease in Aclara PLS's net sales in 2009 compared to 2008 was mainly due to: a $31.9 million decrease in sales to PG&E for the electric AMI deployment (2008 sales included $31.3 million of revenue recognized that had been deferred from prior year periods), and an $11.6 million decrease in sales to the Puerto Rico Electric Power Authority (PREPA), partially offset by a $10.2 million increase in sales to Idaho Power Company.

The Company's total sales to PG&E were $106.2 million in 2009 (representing approximately 17% of the Company's consolidated net sales) and $110.2 million in 2008 (representing approximately 18% of the Company's consolidated net sales).

The 85.3% or $162.4 million increase in net sales in 2008 as compared to 2007 was due to: the acquisition of Doble with sales of $74.3 million; a $55.4 million increase in sales from Aclara RF primarily due to higher gas and electric AMI deliveries at PG&E; and a $31.7 million increase in sales from Aclara PLS.

The $31.7 million increase in Aclara PLS's net sales in 2008 compared to 2007 was mainly due to: a $34.0 million increase in sales to PG&E for the electric AMI deployment (due to the recognition of previously deferred revenue from the hardware, program management and software provided to PG&E), a $16.8 million increase in sales to PREPA, partially offset by a $18.4 million decrease in sales to other investor owned utilities (IOU) customers, such as Duke Energy and Oncor Electric.

Test

The net sales decrease of $6.4 million or 4.4% in 2009 as compared to the prior year was mainly due to: a $7.2 million decrease in net sales from the segment's European operations due to the timing of large chamber deliveries to the international wireless and electronics end-markets, a decrease in component shipments and unfavorable foreign currency impacts; and a $3.2 million decrease in net sales from the segment's Asian operations due to a decrease in large chamber deliveries to the international wireless and electronics end-markets. This decrease was partially offset by a $4.0 million increase in net sales from the segment's U.S. operations driven by the timing of domestic chamber deliveries.

The net sales increase of $3.3 million or 2.3% in 2008 as compared to 2007 was mainly due to the timing of test chamber sales and sales of components resulting in: a $5.2 million increase in net sales from the segment's European operations; a $2.7 million increase in net sales from the segment's Asian operations; partially offset by a $4.6 million decrease in net sales from the segment's U.S. operations.

Filtration

Net sales in 2009 decreased $9.4 million or 8.1% compared to the prior year primarily due to: a $12.4 million decrease in net sales at PTI due to lower commercial aerospace shipments; a $2.1 million decrease in net sales at TekPack due to lower sales to commercial customers; partially offset by a $5.1 million increase in net sales at VACCO driven by higher military/defense aircraft product shipments.

Net sales in 2008 increased $10.5 million or 9.9% compared to the prior year primarily due to a $5.5 million increase in commercial aerospace shipments at PTI and a $3.5 million increase in net sales at VACCO driven by higher space product shipments.

PACIFIC GAS & ELECTRIC

In November 2005, Aclara RF entered into a contract (the "Aclara RF Contract") to provide equipment, software and services to PG&E in support of the gas utility portion of PG&E's AMI project. The total anticipated contract revenue from the gas portion of the Aclara RF Contract from commencement through the five-year full deployment is expected to be up to approximately $225 million of which $190 million has been recorded to date through September 30, 2009. The current outlook for 2010 PG&E gas product sales is expected to be approximately $40 million as compared to $98 million in 2009. Equipment is purchased only upon issuance of purchase orders and release authorizations, and PG&E continues to have the right to purchase products or services from other suppliers.

The Aclara RF Contract also provided PG&E the right to purchase an RF fixed-network electric product from Aclara RF. The Company has received $11 million of orders to date through September 30, 2009 related to the electric portion of the Aclara RF Contract. During 2009, PG&E completed its evaluation and selection of a competing electric product and notified Aclara RF that no further electric product orders would be received. PG&E and Aclara RF are in the final stages of a settlement of certain claims raised by PG&E connected with delivery of the electric product. The Company does not expect the settlement will have an impact to the Company's earnings.

ORDERS AND BACKLOG

New orders received in 2009 were $634.0 million, resulting in order backlog of $299.4 million at September 30, 2009 as compared to order backlog of $284.5 million at September 30, 2008. In 2009, the Company recorded $363.2 million of new orders related to USG products, $122.8 million related to Test products, and $148.0 million related to Filtration products.

In 2008, the Company recorded $365.3 million of new orders related to USG products (including $7.0 million of Doble acquired backlog), $154.5 million related to Test products, and $113.2 million related to Filtration products.

The Company received orders for gas and electric AMI products totaling $80.0 million, $111.8 million and $49.1 million from PG&E during 2009, 2008 and 2007, respectively. Cumulative-to-date orders from PG&E for the gas AMI deployment total 3.5 million units and $199 million through September 30, 2009.

2009

Aclara RF received $37.4 million in entered orders from the City of New York for its fixed-network AMI water project during 2009. Cumulative-to-date orders total 493,000 units and $39.1 million through September 30, 2009.

In August 2009, VACCO received $32.2 million in multi-year fluid flow product orders for the Navy's Virginia Class submarine.

In August 2009, TekPackaging LLC was awarded a five-year production contract with an initial purchase order received for $11.7 million. The total value of purchase orders anticipated under this contract is between $40 million to $50 million.

Aclara PLS recorded $12.4 million in entered orders from Idaho Power Company during 2009.

Aclara PLS recorded $10.2 million and $22.4 million in entered orders from PREPA during 2009 and 2008, respectively.

In March 2009, Aclara Software received an order for approximately $5.0 million from the City of Tallahassee, Florida for a system-wide implementation of its Meter Data Management System (MDMS) and ENERGYprism® AMI software applications.

2008

In July 2008, ETS-Lindgren signed a $16.7 million contract with the National Automotive Testing and R&D Infrastructure Project (NATRIP) in India to provide two automotive chambers.

In July 2008, Aclara RF was selected by the City of New York to provide its fixed-network AMI solution for the city's entire water service territory. The total value of purchase orders anticipated to be issued under this contract is $68.3 million.

In July 2008, Aclara PLS's TWACS® AMI product was selected by Idaho Power Company for its entire electric service territory. The total value of purchase orders anticipated to be issued under this contract is $25 million.

In December 2007, Aclara PLS signed a contract with PREPA for a total value of $35 million for the purchase of Aclara PLS TWACS AMI products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $152.4 million, or 24.6% of net sales in 2009, $147.3 million, or 24.0% of net sales in 2008, and $108.2 million, or 24.7% of net sales in 2007.

The increase in SG&A expenses in 2009 as compared to the prior year was primarily due to a $5.0 million increase related to Doble, reflecting a full year versus ten months in the prior year.

The increase in SG&A expenses in 2008 as compared to 2007 was primarily due to: $24.8 million of SG&A expenses related to Doble and an approximately $12.0 million increase in SG&A expenses related to Aclara mainly due to an increase in sales, marketing, and engineering head count.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $19.2 million in 2009, $17.0 million in 2008 and $10.2 million in 2007. The Company recorded $12.2 million and $11.0 million in 2009 and 2008, respectively, related to Aclara PLS's TWACS NG capitalized software. Amortization of intangible assets included $4.7 million and $4.2 million of amortization of acquired intangible assets related to the Company's acquisitions in 2009 and 2008, respectively. The amortization of acquired intangible assets related to the Company's acquisitions is included in the Corporate operating segment's results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses). Effective in fiscal year 2010, the Company has re-evaluated the economic useful life of its TWACS NG capitalized software as a result of the successful acceptance in the international markets and concluded the remaining TWACS NG asset value of $44 million has an expected remaining useful life of ten years (compared to its previous useful life of seven years).

OTHER EXPENSES, NET

Other expenses, net, were $4.5 million, $0.2 million and $2.8 million in 2009, 2008 and 2007, respectively. The principal item included in other expenses, net, in 2009 consisted of $2.3 million of facility exit/relocation charges incurred in connection with the move of the Aclara RF facility consisting of leasehold improvement write-offs, lease contract termination costs and physical move costs. There were no other individually significant items included in other expenses, net, in 2009 or 2008. Other expenses, net, in 2007 consisted primarily of: $2.6 million of expenses within the Test segment related to an adverse arbitration award related to the delivery and installation contract completed in 2005 for a shielded communication room in an international location; partially offset by $0.6 million of royalty income.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings before interest and taxes.

EBIT is not a defined GAAP measure. However, the Company believes that EBIT provides investors and Management with a valuable and alternative method for assessing the Company's operating results.

Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the Company's business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.

EBIT	Fiscal year ended			**Change**	Change
(Dollars in millions)	**2009**	2008	2007	**2009 vs. 2008**	2008 vs. 2007
USG	**$62.5**	66.6	22.6	**(6.2)%**	194.7 %
% of net sales	**16.7%**	18.9%	11.9%	**(2.2)%**	7.0 %
Test	**14.1**	13.9	14.4	**1.4 %**	(3.5)%
% of net sales	**10.2%**	9.6%	10.2%	**0.6 %**	(0.6)%
Filtration	**18.1**	21.2	18.4	**(14.6)%**	15.2 %
% of net sales	**17.0%**	18.3%	17.4%	**(1.3)%**	0.8 %
Corporate	**(24.1)**	(20.6)	(17.4)	**17.0 %**	18.4 %
Total	**$70.6**	81.1	38.0	**(12.9)%**	113.4 %
% of net sales	**11.4%**	13.2%	8.7%	**(1.8)%**	4.5 %

The reconciliation of EBIT to a GAAP financial measure is as follows:

(Dollars in millions)	**2009**	2008	2007
EBIT	**$70.6**	81.1	38.0
Less: Interest expense	**(7.4)**	(9.8)	—
Add: Interest income	**—**	—	0.7
Less: Income taxes	**(13.9)**	(23.7)	(7.9)
Net earnings from continuing operations	**$49.3**	47.6	30.8

USG

The $4.1 million decrease in EBIT in 2009 as compared to 2008 was due to: a decrease in EBIT from the Aclara Group due to lower margins on product sales, a $2.3 million charge related to the Aclara RF facility relocation, mentioned in other expenses, net, above and an increase in amortization for the TWACS NG capitalized software. Additionally, 2008 included $15.0 million of EBIT associated with the PG&E/Aclara PLS deferred revenue recognized in 2008.

The $44.0 million increase in EBIT in 2008 as compared to 2007 was due to: the EBIT contribution from Doble; and an increase in EBIT from Aclara related to the increased sales volumes.

Test

The $0.2 million increase in EBIT in 2009 as compared to the prior year was due to a reduction of the segment's SG&A expenses.

The $0.5 million decrease in EBIT in 2008 as compared to the prior year was mainly due to: a decrease in EBIT from the Company's U.S. operations due to changes in product mix and $0.9 million of non-recurring costs associated with the facility consolidation in Austin, Texas that was completed in January 2008; partially offset by a $1.2 million increase in EBIT from the Company's European and Asian operations related to the increased sales volumes.

Filtration

EBIT decreased $3.1 million in 2009 as compared to 2008 due to: lower commercial aerospace shipments at PTI; and an increase in research and development costs and higher bid and proposal costs incurred in the pursuit of a significant number of Space related projects at VACCO.

EBIT increased $2.8 million in 2008 as compared to 2007 mainly due to: higher commercial aerospace shipments at PTI; and an increase at TekPack due to higher commercial product shipments.

Corporate

Corporate operating charges included in consolidated EBIT increased by $3.5 million in 2009 as compared to 2008 primarily due to: a $0.9 million increase in share-based compensation expense; and a $0.5 million increase in amortization of acquired intangible assets.

Corporate operating charges included in consolidated EBIT increased by $3.2 million in 2008 as compared to 2007 mainly due to: a $2.1 million increase in amortization of acquired intangible assets primarily due to the 2008 acquisition of Doble and a $0.6 million decrease in royalty income.

The "Reconciliation to Consolidated Totals (Corporate)" in Note 15 to the Consolidated Financial Statements represents Corporate office operating charges.

INTEREST EXPENSE (INCOME), NET

Interest expense was $7.4 million in 2009 compared to interest expense of $9.8 million in 2008 and interest income of $0.7 million in 2007, respectively. The decrease in interest expense in 2009 as compared to 2008 was due to favorable interest rates and lower outstanding borrowings under the revolving credit facility. The increase in interest expense in 2008 as compared to 2007 was due to the outstanding borrowings under the revolving credit facility related to the Doble acquisition.

INCOME TAX EXPENSE

The 2009 effective tax rate from continuing operations was 22.0% compared to 33.3% in 2008 and 20.3% in 2007. The decrease in the 2009 effective tax rate as compared to the prior year was due primarily to the decrease in uncertain tax positions (tax liabilities) for the fiscal years 2003 through 2007, of which $3.5 million or 5.5% is the result of the closing of a U.S. taxing authority's examination of the Company's research credit claims; and $5.0 million or 7.9% is the result of the confirmation of the Company's tax position for the deduction of losses realized on the disposition of a portion of the MicroSep business in 2004. The overall decrease in uncertain tax positions reduced 2009 income tax expense by $8.6 million and the effective tax rate by 13.6%; the impact of an export incentive reduced 2008 income tax expense by $1.6 million and the effective tax rate by 2.2%.

The increase in the 2008 effective tax rate as compared to 2007 was due to lower tax credits in 2008 as compared to 2007. The research tax credit reduced 2008 income tax expense by $1.0 million and the effective tax rate by 1.4%; the impact of an export incentive reduced 2008 income tax expense by $1.6 million and the effective tax rate by 2.2%; the impact of the domestic production deduction reduced 2008 income tax expense by $0.8 million and the effective tax rate by 1.1%. The research tax credit reduced 2007 income tax expense by $4.4 million and the 2007 effective tax rate by 11.4% as a result of the cumulative effect of research credits for years 2006 and 2007 being realized.

Capital Resources and Liquidity

Working capital from continuing operations (current assets less current liabilities) increased to $116.2 million at September 30, 2009 from $100.6 million at September 30, 2008.

The $26.1 million decrease in accounts receivable at September 30, 2009 is mainly due to: approximately $13.0 million related to the Test segment and approximately $9.0 million related to the USG segment, both driven by timing and volume of sales and increased cash collections. The $17.0 million increase in inventories at September 30, 2009 is mainly due to an increase of $15.0 million in the USG segment inventories to shorten lead times.

Net cash provided by operating activities from continuing operations was $77.5 million, $77.1 million and $45.2 million in 2009, 2008 and 2007, respectively. The increase in 2008 as compared to 2007 is related to an increase in pretax earnings and improvements in operating working capital requirements.

Capital expenditures from continuing operations were $9.3 million, $16.7 million and $12.4 million in 2009, 2008 and 2007, respectively. The decrease in 2009 as compared to 2008 was primarily due to the ETS Austin, TX facility expansion that occurred during 2008 within the Test segment and a decrease in facility expansion costs at Aclara PLS. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2009.

DIVESTITURES

On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak for $3.1 million, net, of cash. This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented. Comtrak's operations were previously included within the Company's Utility Solutions Group segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company's fiscal 2009 results in discontinued operations.

On November 25, 2007, the Company completed the sale of the filtration portion of Filtertek Inc. (Filtertek) to Illinois Tool Works Inc. for $74.4 million, net. The TekPack division of Filtertek was not included in the transaction. The Filtertek businesses are accounted for as discontinued operations in the financial statements and related notes for all periods presented. A pretax loss of $0.2 million related to Filtertek is reflected in the Company's fiscal 2008 results in discontinued operations. Filtertek's operations were included within the Company's Filtration segment prior to divestiture. The operations of the TekPack business are reflected in continuing operations and continue to be included in the Filtration segment.

ACQUISITIONS

2009

On September 21, 2009, the Company acquired a minority interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara's Smart Communications Network solution. This investment is accounted for under the cost method and is classified as a long-term other asset on the Company's consolidated balance sheet as of September 30, 2009.

On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity will operate as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.

2008

On November 30, 2007, the Company acquired the capital stock of Doble for a purchase price of approximately $328 million, net of cash acquired. Doble, headquartered in Watertown, Massachusetts, is a worldwide leader in providing high-end intelligent diagnostic test solutions for the electric utility industry. The acquisition aligns with the Company's long-term growth strategy of expanding its products and services in the utility industry. The operating results for Doble, since the date of acquisition, are included within the USG segment.

On July 31, 2008, the Company acquired the capital stock of LDIC GmbH and LDIC AG (collectively "LDIC") for a purchase price of approximately $13 million, net of cash acquired. LDIC, with operations in Germany and Switzerland, is a manufacturer of partial discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for LDIC, since the date of acquisition, are included within Doble in the USG segment.

All of the Company's acquisitions have been accounted for using the purchase method of accounting, and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition.

BANK CREDIT FACILITY

At September 30, 2009, the Company had approximately $193 million available to borrow comprised of: approximately $143 million available under its credit facility, plus a $50 million increase option, in addition to $44.6 million cash on hand. At September 30, 2009, the Company had outstanding borrowings of $180.5 million, and outstanding letters of credit of $7.2 million. The Company classified $50 million as the current portion on long-term debt as of September 30, 2009, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. As of September 30, 2009, the Company was in compliance with all bank covenants. Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the LIBOR or based on the prime rate, at the Company's election. The credit facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio.

OUTLOOK — 2010

During 2010, the Company anticipates gas AMI product deliveries to PG&E will be significantly lower than the quantities delivered in 2009 as the contract is entering the latter stages of deployment. The current outlook for 2010 PG&E gas product sales is expected to be approximately $40 million as compared to $98 million in 2009. As a result, Management expects 2010 consolidated revenues to decrease approximately three to five percent and EBIT to decline marginally compared to 2009. In addition, the 2010 effective tax rate is projected to be approximately 38%. Given the PG&E project wind-down and higher effective tax rate, Management expects EPS to be lower in 2010 as compared to 2009. On a quarterly basis, the Company expects 2010 revenues and EPS to be heavily "second half" weighted as they were in 2009 and 2008.

CONTRACTUAL OBLIGATIONS

The following table shows the Company's contractual obligations as of September 30, 2009:

(Dollars in millions)	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligation	$180.5	50.0	—	130.5	—
Estimated Interest Payments[1]	5.6	2.7	2.9	—	—
Operating Lease Obligations	29.6	7.4	11.8	5.2	5.2
Purchase Obligations[2]	—	—	—	—	—
Total	$215.7	60.1	14.7	135.7	5.2

[1] Estimated interest payments for the Company's debt obligations were calculated based on Management's determination of the estimated applicable interest rates and payment dates.

[2] A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the Company's purchase orders can be cancelled, they are not included in the table above.

As of September 30, 2009, the Company had $3.3 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.

The Company has no off balance sheet arrangements outstanding at September 30, 2009.

SHARE REPURCHASES

In August 2009, the Company's Board of Directors extended its previously authorized open market common stock repurchase program of the Company's shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2010. There were no stock repurchases during 2009 or 2008. The Company repurchased $10 million or 265,000 shares in 2007 under a previously authorized program.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company's defined benefit pension plans are approximately $1.3 million in 2010, approximately $3.0 million in 2011 and approximately $3.5 million in 2012.

OTHER

Management believes that, for the periods presented, inflation has not had a material effect on the Company's results of operations.

The Company is currently involved in various stages of investigation and remediation relating to environmental matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

Market Risk Analysis

MARKET RISK EXPOSURE

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. In addition, during 2008, the Company entered into a two-year amortizing interest rate swap to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. The swap notional amount for the first year was $175 million amortizing to $100 million in the second year. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Based on the interest rate swaps outstanding, the interest rates on approximately 50% of the Company's total borrowings were effectively fixed as of September 30, 2009. The following is a summary of the notional transaction amounts and fair values for the Company's outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2009.

(Dollars in thousands)	Notional Amount	Average Rec Rate	Average Pay Rate	Fair Value
Interest rate swap	$100,000	0.31%	3.99%	$(685)
Interest rate swaps*	$ 80,000	N/A	1.52%	$(778)

* These swaps represent forward-starting swaps and will be effective in October 2009.

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company's operations is the Euro. Net sales to customers outside of the United States were $110.7 million, $130.9 million, and $85.5 million in 2009, 2008 and 2007, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2009 was not material.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the Consolidated Financial Statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior Management discusses the critical accounting policies described below with the Audit and Finance Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies which Management believes are critical to the Consolidated Financial Statements and other financial disclosure. It is not intended to be a comprehensive list of all significant accounting policies that are more fully described in Note 1 of Notes to Consolidated Financial Statements.

REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 96% of the segment's revenue arrangements (approximately 60% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, *Software — Revenue Recognition*. The application of software revenue recognition requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements, or vendor-specific objective evidence of fair value ("VSOE"). Changes to the elements in a software arrangement, and the ability to identify VSOE for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 4% of the segment's revenues represent products sold under a single element arrangement and are recognized when services are performed for unaffiliated customers or when products are delivered (when title and risk of ownership transfers).

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple-Element Arrangements*. The application of the applicable guidance requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 60% of the segment's revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely or positively affect financial performance. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.

Filtration Segment: Within the Filtration segment, approximately 60% of segment revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

INVENTORY

Inventories are valued at the lower of cost (first-in, first-out) or market value. Management regularly reviews inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof may not be realized within one year.

INCOME TAXES

The Company operates in numerous taxing jurisdictions and is subject to examination by various U.S. Federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, Management's estimates of income tax liabilities may differ from actual payments or assessments.

Management regularly assesses the Company's position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of FASB ASC Topic 740, *Income Taxes* (ASC 740). The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return based upon ASC 740. Additional future income tax expense or benefit may be recognized once the positions are effectively settled. It is the Company's policy to follow FASB ASC 740-10-45-20 and record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.

At the end of each interim reporting period, Management estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning strategies. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from Management's estimates, Management may have to adjust the effective tax rate in the interim period if such determination is made.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

GOODWILL AND OTHER LONG-LIVED ASSETS

In accordance with FASB ASC Topic 350, *Intangibles — Goodwill and Other* (ASC 350), Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2009, the Company has determined that no reporting units are at risk of material goodwill impairment. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed annually for impairment.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2010, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 5.5% to 5.25%, the projected benefit obligation for the defined benefit plan would increase by approximately $2.1 million and result in an additional after-tax charge to shareholders' equity of approximately $1.3 million. The discount rate used in measuring the Company's pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

Other Matters

CONTINGENCIES

As a normal incident of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. In the opinion of Management, final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or otherwise are not likely to have a material adverse effect on its financial condition or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. In addition, during 2008, the Company entered into a two-year amortizing interest rate swap to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. The swap notional amount for the first year was $175 million amortizing to $100 million in the second year. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. See further discussion in "Management's Discussion and Analysis — Market Risk Analysis" regarding the Company's market risks.

CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, *Multiple-Deliverable Revenue Arrangements* (ASU 2009-13) and Update No. 2009-14, *Certain Revenue Arrangements That Include Software Elements* (ASU 2009-14) — *consensuses of the FASB Emerging Issues Task Force.* ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses should be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company is currently assessing the impact of this new guidance on its Consolidated Financial Statements and related disclosures.

On July 1, 2009, the Company adopted FASB ASC 105-10 (ASC 105-10) which established the *FASB Accounting Standards Codification* (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of Federal securities laws are also sources of authoritative GAAP for nongovernmental entities. The adoption of this Statement did not have a material impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted the new accounting guidance for subsequent events as codified in FASB ASC 855, *Subsequent Events*. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new guidance was effective for interim and annual financial periods ending after June 15, 2009. The Company has evaluated subsequent events or transactions that occurred after the balance sheet date of September 30, 2009 up through November 30, 2009, which is the date the accompanying Consolidated Financial Statements were issued.

Forward-Looking Information

Statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts and projections about the Company's performance and the industries in which the Company operates, 2010 revenues, EBIT, EPS, adequacy of the Company's credit facilities and future cash flows, estimates of anticipated contract costs and revenues, the anticipated total value of the Aclara RF Contract with PG&E and with the City of New York, the anticipated total value of Aclara PLS's contract with Idaho Power Company, the anticipated total value of TekPackaging's recently received five year production contract, the outcome of current litigation, claims and charges, the anticipated timing and amount of lost deferred tax assets, continued reinvestment of foreign earnings, the timing, total value and period of performance of contracts awarded to the Company, the accuracy of the Company's estimates utilized in software revenue recognition, the accuracy of the Company's estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the amount, timing and ability to use net research tax credits, the timing and amount of the reduction of unrecognized tax benefits, repayment of debt within the next twelve months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company's ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-2), and Management's Discussion and Analysis and other statements contained herein which are not strictly historical are considered "forward-looking statements" within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to those described under "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and the following: the timing and content of purchase order releases under the PG&E contract; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company's competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company's successful execution of internal operating plans.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts) Years ended September 30,	**2009**	2008	2007
Net sales	**$619,064**	613,566	437,375
Costs and expenses:			
Cost of sales	**372,351**	367,951	278,108
Selling, general and administrative expenses	**152,397**	147,324	108,207
Amortization of intangible assets	**19,214**	17,044	10,243
Interest expense (income), net	**7,450**	9,808	(677)
Other expenses, net	**4,480**	161	2,834
Total costs and expenses	**555,892**	542,288	398,715
Earnings before income tax	**63,172**	71,278	38,660
Income tax expense	**13,867**	23,709	7,854
Net earnings from continuing operations	**$ 49,305**	47,569	30,806
Earnings (loss) from discontinued operations, net of tax of $568 in 2009, $229 in 2008 and $1,161 in 2007	**135**	(282)	2,907
Loss on sale of discontinued operations, net of tax of $905 in 2009, $157 in 2008	**(32)**	(576)	—
Net earnings (loss) from discontinued operations	**103**	(858)	2,907
Net earnings	**$ 49,408**	46,711	33,713
Earnings (loss) per share:			
Basic:			
Continuing operations	**$ 1.88**	1.84	1.19
Discontinued operations	**—**	(0.04)	0.11
Net earnings	**$ 1.88**	1.80	1.30
Diluted:			
Continuing operations	**1.86**	1.81	1.17
Discontinued operations	**—**	(0.03)	0.11
Net earnings	**$ 1.86**	1.78	1.28
Average common shares outstanding (in thousands):			
Basic	**26,216**	25,909	25,865
Diluted	**26,560**	26,315	26,387

See accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands) Years ended September 30,	**2009**	2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 44,630**	28,667
Accounts receivable, less allowance for doubtful accounts of $1,457 and $1,050 in 2009 and 2008, respectively	**108,620**	134,710
Costs and estimated earnings on long-term contracts, less progress billings of $19,861 and $34,978 in 2009 and 2008, respectively	**10,758**	9,095
Inventories	**82,020**	65,019
Current portion of deferred tax assets	**20,417**	15,368
Other current assets	**13,750**	14,888
Current assets from discontinued operations	**—**	2,889
Total current assets	**280,195**	270,636
Property, plant and equipment:		
Land and land improvements	**4,996**	5,342
Buildings and leasehold improvements	**49,181**	47,829
Machinery and equipment	**71,773**	63,995
Construction in progress	**2,290**	2,344
	128,240	119,510
Less accumulated depreciation and amortization	**58,697**	47,157
Net property, plant and equipment	**69,543**	72,353
Goodwill	**330,719**	328,878
Intangible assets, net	**221,600**	236,192
Other assets	**21,630**	17,665
Other assets from discontinued operations	**—**	2,349
	$923,687	928,073

See accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands) Years ended September 30,	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$ 50,000**	50,000
Accounts payable	**47,218**	48,982
Advance payments on long-term contracts, less costs incurred of $17,484 and $7,880 in 2009 and 2008, respectively	**2,840**	7,467
Accrued salaries	**20,465**	20,409
Current portion of deferred revenue	**20,215**	18,226
Accrued other expenses	**23,247**	22,058
Current liabilities from discontinued operations	**—**	1,541
Total current liabilities	**163,985**	168,683
Pension obligations	**27,483**	12,172
Deferred tax liabilities	**78,471**	83,515
Other liabilities	**5,941**	11,816
Long-term debt	**130,467**	183,650
Total liabilities	**406,347**	459,836
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	**—**	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 29,771,103 and 29,465,154 shares in 2009 and 2008, respectively	**298**	295
Additional paid-in capital	**265,794**	254,240
Retained earnings	**322,878**	273,470
Accumulated other comprehensive (loss) income, net of tax	**(11,598)**	556
	577,372	528,561
Less treasury stock, at cost (3,357,046 and 3,375,106 common shares in 2009 and 2008, respectively)	**(60,032)**	(60,324)
Total shareholders' equity	**517,340**	468,237
	$ 923,687	928,073

See accompanying Notes to Consolidated Financial Statements.

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, September 30, 2006	29,031	$290	236,390	193,046	(2,070)	(51,222)	376,434
Comprehensive income:							
Net earnings	—	—	—	33,713	—	—	33,713
Translation adjustments	—	—	—	—	4,252	—	4,252
Minimum pension liability, net of tax of $(1,622)	—	—	—	—	3,558	—	3,558
Comprehensive income							41,523
SFAS 158 adjustment, net of tax of $(358)	—	—	—	—	563	—	563
Stock options and stock compensation plans, net of tax benefit of $(828)	129	2	6,741	—	—	227	6,970
Purchases into treasury	—	—	—	—	—	(10,007)	(10,007)
Balance, September 30, 2007	29,160	292	243,131	226,759	6,303	(61,002)	415,483
Comprehensive income:							
Net earnings	—	—	—	46,711	—	—	46,711
Translation adjustments	—	—	—	—	(869)	—	(869)
Net unrecognized actuarial loss, net of tax of $2,506	—	—	—	—	(4,043)	—	(4,043)
Interest rate swap, net of tax of $512					(835)		(835)
Comprehensive income							40,964
Stock options and stock compensation plans, net of tax benefit of $(845)	305	3	11,109	—	—	678	11,790
Balance, September 30, 2008	29,465	295	254,240	273,470	556	(60,324)	468,237
Comprehensive income:							
Net earnings	**—**	**—**	**—**	**49,408**	**—**	**—**	**49,408**
Translation adjustments	**—**	**—**	**—**	**—**	**(707)**	**—**	**(707)**
Net unrecognized actuarial loss, net of tax of $7,488	**—**	**—**	**—**	**—**	**(11,393)**	**—**	**(11,393)**
Interest rate swap, net of tax of $62	**—**	**—**	**—**	**—**	**(54)**	**—**	**(54)**
Comprehensive income							**37,254**
Stock options and stock compensation plans, net of tax benefit of $(325)	**306**	**3**	**11,554**	**—**	**—**	**292**	**11,849**
Balance, September 30, 2009	**29,771**	**$298**	**265,794**	**322,878**	**(11,598)**	**(60,032)**	**517,340**

See accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands) Years ended September 30,	**2009**	2008	2007
Cash flows from operating activities:			
Net earnings	**$ 49,408**	46,711	33,713
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net (earnings) loss from discontinued operations, net of tax	**(103)**	858	(2,907)
Depreciation and amortization	**30,267**	27,067	16,308
Stock compensation expense	**4,866**	3,990	4,834
Changes in current assets and liabilities	**1,566**	(12,154)	(26,384)
Effect of deferred taxes on tax provision	**(2,543)**	12,349	13,759
Change in deferred revenue and costs, net	**1,781**	(3,284)	9,339
Pension contributions	**(1,997)**	(531)	—
Change in uncertain tax positions	**(5,700)**	2,335	(1,281)
Other	**(71)**	(270)	(2,158)
Net cash provided by operating activities — continuing operations	**77,474**	77,071	45,223
Net earnings (loss) from discontinued operations, net of tax	**103**	(858)	2,907
Net cash provided (used) by discontinued operations	**39**	673	(5,564)
Net cash provided (used) by operating activities — discontinued operations	**142**	(185)	(2,657)
Net cash provided by operating activities	**77,616**	76,886	42,566
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	**(6,442)**	(345,395)	(8,250)
Proceeds from sale of marketable securities	**—**	4,966	—
Change in restricted cash (acquisition escrow)	**2,189**	(6,841)	—
Capital expenditures	**(9,255)**	(16,669)	(12,408)
Additions to capitalized software	**(5,004)**	(10,488)	(28,555)
Net cash used by investing activities — continuing operations	**(18,512)**	(374,427)	(49,213)
Capital expenditures — discontinued operations	**—**	(1,140)	(7,095)
Proceeds from divestiture of business, net — discontinued operations	**3,100**	74,370	—
Net cash provided (used) by investing activities — discontinued operations	**3,100**	73,230	(7,095)
Net cash used by investing activities	**(15,412)**	(301,197)	(56,308)
Cash flows from financing activities:			
Proceeds from long-term debt	**32,000**	304,157	—
Principal payments on long-term debt	**(85,183)**	(71,197)	—
Debt issuance costs	**—**	(2,965)	—
Net (decrease) increase in short-term borrowings — discontinued operations	**—**	(2,844)	2,844
Purchases of common stock into treasury	**—**	—	(10,007)
Excess tax benefit from stock options exercised	**782**	737	73
Proceeds from exercise of stock options	**6,621**	6,384	1,843
Other	**247**	338	(173)
Net cash (used) provided by financing activities	**(45,533)**	234,610	(5,420)
Effect of exchange rate changes on cash and cash equivalents	**(708)**	(270)	981
Net increase (decrease) in cash and cash equivalents	**15,963**	10,029	(18,181)
Cash and cash equivalents at beginning of year	**28,667**	18,638	36,819
Cash and cash equivalents at end of year	**$ 44,630**	28,667	18,638
Changes in current assets and liabilities:			
Accounts receivable, net	**$ 26,090**	(32,688)	(15,424)
Costs and estimated earnings on long-term contracts, net	**(1,663)**	2,425	(10,175)
Inventories	**(17,001)**	443	(12,007)
Other current assets	**(714)**	4,777	(4,926)
Accounts payable	**(1,764)**	1,163	13,050
Advance payments on long-term contracts, net	**(4,627)**	3,716	(3,959)
Accrued expenses	**1,245**	8,010	7,057
	$ 1,566	(12,154)	(26,384)
Supplemental cash flow information:			
Interest paid	**$ 7,425**	9,233	109
Income taxes paid (including state, foreign & AMT)	**22,144**	7,004	3,731

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.

B. BASIS OF PRESENTATION

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2009 and 2008.

The business and most of the assets of Comtrak Technologies, LLC (Comtrak) were sold during the second quarter of fiscal 2009. In addition, the Filtertek businesses (excluding TekPackaging LLC) were sold during fiscal 2008. Comtrak and Filtertek are accounted for as discontinued operations in accordance with accounting principles generally accepted in the United States of America (GAAP).

C. NATURE OF OPERATIONS

The Company has three reportable segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration).

USG: The Aclara Group is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Doble provides high-end, intelligent, diagnostic test solutions for the electric power delivery industry.

Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Filtration: The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful trade receivables, inventory obsolescence, warranty reserves, value of equity-based awards, goodwill and purchased intangible asset valuations, asset impairments, employee benefit plan liabilities, income tax liabilities and assets and related valuation allowances, uncertain tax positions, and litigation and other loss contingencies. Actual results could differ from those estimates.

E. REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 96% of the segment's revenue arrangements (approximately 60% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, *Software — Revenue Recognition*. The segment's software revenue arrangements within the Aclara Group generally include multiple products and services, or "elements" consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support, "PCS"). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The software element included in such arrangements is essential to the functionality of the hardware and, therefore, the hardware is considered to be software-related. Hardware is considered a specified element in the software arrangement and vendor-specific objective evidence of fair value ("VSOE") has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. For multiple element arrangements, revenue is allocated to the individual elements based on VSOE of the individual elements.

The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements. The VSOE of the fair value of undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element; therefore, the Company uses the residual method to recognize revenue when VSOE exists for all other undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

The applicable guidance requires the seller of software that includes post-contract customer support (PCS) to establish VSOE of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines VSOE by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees or by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately.

Approximately 4% of segment revenues are recognized when services are performed for unaffiliated customers or when products are delivered (when title and risk of ownership transfers).

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple-Element Arrangements*. The multiple elements generally consist of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, and as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.

Approximately 60% of the segment's revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under this Subtopic include the construction and installation of complex test chambers to a buyer's specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones.

If a reliable measure of output cannot be established (which applies in less than 10% of Test segment revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company's operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates.

Filtration Segment: Within the Filtration segment, approximately 60% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 5% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts*. Products accounted for under this Subtopic include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.

F. CASH AND CASH EQUIVALENTS

Cash equivalents include temporary investments that are readily convertible into cash, such as money market funds.

G. ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that the Company estimates are uncollectible in the future. This estimated allowance is based on Management's evaluation of the financial condition of the customer and historical write-off experience.

H. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.

I. INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out) or market value. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof will not be realized within one year.

J. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed primarily on a straight-line basis over the estimated useful lives of the assets: buildings, 10-40 years; machinery and equipment, 3-10 years; and office furniture and equipment, 3-10 years. Leasehold improvements are amortized over the remaining term of the applicable lease or their estimated useful lives, whichever is shorter.

K. GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by FASB ASC Topic 350, *Intangibles — Goodwill & Other*. Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 4 regarding goodwill and other intangible assets activity.

L. CAPITALIZED SOFTWARE

The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with FASB ASC Topic 985, *Software*. Capitalized costs primarily consist of external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three-to-seven year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. Management annually reviews the carrying values of capitalized costs for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.

M. IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

N. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

O. RESEARCH AND DEVELOPMENT COSTS

Company-sponsored research and development costs include research and development and bid and proposal efforts related to the Company's products and services. Company-sponsored product development costs are charged to expense when incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for similar to other program costs. Customer-sponsored research and development costs refer to certain situations whereby customers provide funding to support specific contractually defined research and development costs.

P. FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with FASB ASC Topic 830, *Foreign Currency Matters*. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Q. EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance-accelerated restricted shares using the treasury stock method.

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	**2009**	2008	2007
Weighted Average Shares Outstanding — Basic	**26,216**	25,909	25,865
Dilutive Options and Performance-Accelerated Restricted Stock	**344**	406	522
Adjusted Shares — Diluted	**26,560**	26,315	26,387

Options to purchase 605,186 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2009, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 542,689 shares at prices ranging from $35.69-$54.88 were outstanding during the year ended September 30, 2008, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 602,731 shares at prices ranging from $36.07-$54.88 were outstanding during the year ended September 30, 2007, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2013. Approximately 180,000, 140,000 and 76,000 restricted shares were outstanding but unearned at September 30, 2009, 2008 and 2007, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

R. SHARE-BASED COMPENSATION

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan.

S. COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive loss of $(11.6) million at September 30, 2009 as shown on the consolidated balance sheet, net of tax, consisted of $(17.9) million related to a pension net actuarial loss; $7.2 million related to currency translation adjustments; and $(0.9) million related to interest rate swaps. Accumulated other comprehensive income of $0.6 million at September 30, 2008 consisted of $7.9 million related to currency translation adjustments; $(6.5) million related to the pension net actuarial loss; and $(0.8) million related to interest rate swaps.

T. DEFERRED REVENUE AND COSTS

Deferred revenue and costs are recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue and costs are deferred until the customer has accepted the product or service.

U. DERIVATIVE FINANCIAL INSTRUMENTS

All derivative financial instruments are reported on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as a hedge and on the type of hedge. For each derivative instrument designated as a cash flow hedge, the effective portion of the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Regardless of type, a fully effective hedge will result in no net earnings impact while the derivative is outstanding. To the extent that any hedge is ineffective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact.

V. NEW ACCOUNTING STANDARDS

In October 2009, the Financial Accounting Standards Board (FASB) issued Update No. 2009-13, *Multiple-Deliverable Revenue Arrangements* (ASU 2009-13) and Update No. 2009-14, *Certain Revenue Arrangements That Include Software Elements* (ASU 2009-14) — *consensuses of the FASB Emerging Issues Task Force*. ASU 2009-13 applies to multiple-deliverable revenue arrangements that are currently within the scope of Subtopic 605-25 and provides two significant changes: (i) requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price and (ii) eliminates the residual method to allocate the arrangement consideration. The consensus also expands the disclosure requirements for multiple-deliverable revenue arrangements. ASU 2009-14 removes tangible products from the scope of the software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. These consensuses should be applied on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company is currently assessing the impact of this new guidance on its Consolidated Financial Statements and related disclosures.

On July 1, 2009, the Company adopted FASB ASC 105-10 (ASC 105-10) which established the *FASB Accounting Standards Codification* (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of Federal securities laws are also sources of authoritative GAAP for nongovernmental entities. The adoption of this Statement did not have a material impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted the new accounting guidance for subsequent events as codified in FASB ASC 855, *Subsequent Events*. The new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new guidance was effective for interim and annual financial periods ending after June 15, 2009. The Company has evaluated subsequent events or transactions that occurred after the balance sheet date of September 30, 2009 up through November 30, 2009, which is the date the accompanying Consolidated Financial Statements were issued.

2. Divestitures

On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak Technologies, LLC (Comtrak) for $3.1 million, net, of cash (referred to as the "Comtrak sale"). This business is reflected as a discontinued operation in the financial statements and related notes for all periods presented. Comtrak's operations were previously included within the Company's Utility Solutions Group segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company's fiscal 2009 results in discontinued operations. Comtrak's net sales were $3.4 million, $10.3 million, and $7.3 million for the years ended September 30, 2009, 2008 and 2007, respectively. The pretax loss from Comtrak's operations was $0.3 million and $0.6 million for the years ended September 30, 2008 and 2007, respectively.

On November 25, 2007, the Company completed the sale of the filtration portion of Filtertek Inc. (Filtertek) to Illinois Tool Works Inc. for $74.4 million, net. The TekPack division of Filtertek was not included in the transaction. Accordingly, the Filtertek businesses are reflected as discontinued operations in the financial statements and related notes for all periods presented. A pretax loss of $0.2 million related to Filtertek is reflected in the Company's fiscal 2008 results in discontinued operations. Filtertek's net sales were $13.7 million for the two-month period ended November 25, 2007. Filtertek's net sales and pretax earnings were $82.8 million and $4.7 million, respectively, for the year ended September 30, 2007. Filtertek's operations were included within the Company's Filtration segment prior to divestiture. The operations of the TekPack business are reflected in continuing operations and continue to be included in the Filtration segment.

3. Acquisitions

2009

On September 21, 2009, the Company acquired a minority equity interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara's Smart Communications Network solution. This investment is accounted for under the cost method and is classified as a long-term other asset on the Company's consolidated balance sheet as of September 30, 2009.

On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity will operate as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.

2008

On November 30, 2007, the Company acquired the capital stock of Doble for a purchase price of approximately $328 million, net of cash acquired. Doble, headquartered in Watertown, Massachusetts, is a worldwide leader in providing high-end intelligent diagnostic test solutions for the electric utility industry. The acquisition aligns with the Company's long-term growth strategy of expanding its products and services in the utility industry. The operating results for Doble, since the date of acquisition, are included within the USG segment.

The purchase price allocation was as follows:

(In thousands)

Net tangible assets	**$ 44,498**
Identifiable intangible assets:	
Trade names	**112,290**
Customer relationships	**52,510**
Software and databases	**3,790**
Total identifiable intangible assets	**168,590**
Goodwill	**192,203**
Long-term deferred tax liabilities	**(67,830)**
Total cash consideration	**$337,461**

Reconciliation of purchase price:	
Total cash consideration	**$337,461**
Less: cash acquired	**(9,639)**
Purchase price	**$327,822**

The identifiable intangible assets consisting of customer relationships will be amortized on a straight-line basis over twenty years and the software and databases will be amortized on a straight-line basis over five years. The identifiable intangible asset consisting of trade names has an indefinite life and is not subject to amortization.

Pro Forma Results

The following pro forma financial information for the years ended September 30, 2008 and 2007 presents the combined results of operations of ESCO and Doble as if the acquisition had occurred on October 1, 2006. The pro forma financial information for the periods presented excludes the Comtrak business which was sold in March 2009 and the Filtertek business which was sold in November 2007. The combined results of operations have been adjusted for the impact of certain acquisition-related items, including additional amortization of identifiable intangible assets, additional financing expenses and other direct costs. The impact of pro forma adjustments are tax-effected at the expected future consolidated corporate tax rate.

The unaudited pro forma financial information is not intended to represent, or be indicative of, the Company's consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of each of the periods presented. This information is provided for illustrative purposes only and is not necessarily indicative of the Company's future consolidated results of operations or financial condition.

(In millions, except per share data)
(Unaudited)

Pro Forma Results	**FY 2008**	FY 2007
Net sales	**$629.8**	516.9
Net earnings from continuing operations	**$ 47.1**	34.8
Net earnings per share		
Basic	**$ 1.82**	1.34
Diluted	**$ 1.79**	1.31

On July 31, 2008, the Company acquired the capital stock of LDIC GmbH and LDIC AG (collectively "LDIC") for a purchase price of approximately $13 million, net of cash acquired. LDIC, with operations in Germany and Switzerland, is a manufacturer of partial discharge diagnostic testing instruments and systems serving the international electric utility industry. The operating results for LDIC since the date of acquisition are included within Doble in the USG segment. The Company recorded approximately $8 million of goodwill as a result of the transaction, $2.5 million of trade names and $1.5 million of amortizable identifiable intangible assets consisting of customer relationships which are being amortized on a straight-line basis over seven years. In connection with the acquisition, the Company has $5.2 million of cash in an escrow account to be earned by the sellers if the future target revenues are achieved. The $5.2 million is classified as restricted cash and is included in Other assets on the Company's consolidated balance sheet at September 30, 2009.

2007

On August 10, 2007, the Company acquired the assets and certain liabilities of Wintec, LLC (Wintec) for a purchase price of $6 million and recorded approximately $5 million of goodwill in connection with the transaction. The operating results for Wintec, since the date of acquisition, are included within VACCO in the Filtration segment.

All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition. Pro forma financial information related to the Company's acquisitions, excluding Doble, was not presented as it was not significant to the Company's results of operations. None of the goodwill recorded as part of the acquisitions mentioned above is expected to be deductible for U.S. Federal or state income tax purposes.

4. Goodwill and Other Intangible Assets

Included on the Company's Consolidated Balance Sheets at September 30, 2009 and 2008 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2009	2008
Goodwill	**$ 330.7**	328.9
Intangible assets with determinable lives:		
Patents		
Gross carrying amount	**$ 13.6**	13.6
Less: accumulated amortization	**13.1**	12.8
Net	**$ 0.5**	0.8
Capitalized software		
Gross carrying amount	**$ 93.7**	88.6
Less: accumulated amortization	**41.9**	26.8
Net	**$ 51.8**	61.8
Customer Relationships		
Gross carrying amount	**$ 54.0**	54.0
Less: accumulated amortization	**5.0**	2.2
Net	**$ 49.0**	51.8
Other		
Gross carrying amount	**$ 10.2**	10.0
Less: accumulated amortization	**7.5**	6.5
Net	**$ 2.7**	3.5
Intangible assets with indeterminable lives:		
Trade names	**$ 117.6**	118.3

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2009 and concluded no impairment existed at September 30, 2009.

The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2009 and 2008 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total
Balance as of September 30, 2007	$ 75.4	29.1	45.0	149.5
Divestiture	—	—	(24.7)	(24.7)
Acquisitions	203.7	0.4	—	204.1
Balance as of September 30, 2008	279.1	29.5	20.3	328.9
Acquisitions	0.8	1.0	—	1.8
Balance as of September 30, 2009	$279.9	30.5	20.3	330.7

Amortization expense related to intangible assets with determinable lives was $19.2 million, $17.0 million and $10.2 million in 2009, 2008 and 2007, respectively. The increase in amortization expense in 2009 as compared to the prior years was mainly due to the Company's TWACS NG software and the purchase accounting intangible assets. The Company recorded $12.2 million, $11.0 million and $6.2 million of amortization expense related to Aclara PLS's TWACS NG software in 2009, 2008 and 2007, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Intangible asset amortization for fiscal years 2010 through 2014 is estimated at approximately $11 million declining to $9.5 million per year. The decrease in expected intangible asset amortization in 2010 as compared to 2009 is related to the TWACS NG software.

5. Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2009 and 2008:

(Dollars in thousands)	2009	2008
Commercial	**$104,409**	126,134
U.S. Government and prime contractors	**4,211**	8,576
Total	**$108,620**	134,710

6. Inventories

Inventories consist of the following at September 30, 2009 and 2008:

(Dollars in thousands)	2009	2008
Finished goods	**$38,153**	19,865
Work in process — including long-term contracts	**16,433**	15,736
Raw materials	**27,434**	29,418
Total	**$82,020**	65,019

7. Property, Plant and Equipment

Depreciation expense of property, plant and equipment from continuing operations for the years ended September 30, 2009, 2008 and 2007 was $11.1 million, $10.0 million and $6.3 million, respectively.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2009, 2008 and 2007 was $8.0 million, $7.8 million and $6.6 million, respectively.

Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2009 are:

(Dollars in thousands) Years ending September 30:	
2010	$ 7,401
2011	6,179
2012	5,580
2013	3,239
2014 and thereafter	7,168
Total	$29,567

8. Income Tax Expense

Total income tax expense for the years ended September 30, 2009, 2008 and 2007 was allocated as follows:

(Dollars in thousands)	**2009**	2008	2007
Income tax expense from continuing operations	**$13,867**	23,709	7,854
Discontinued operations	**(1,473)**	386	1,161
Total income tax expense	**$12,394**	24,095	9,015

The components of income from continuing operations before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	**2009**	2008	2007
United States	**$60,477**	66,723	34,543
Foreign	**2,695**	4,555	4,117
Total income before income taxes	**$63,172**	71,278	38,660

The principal components of income tax expense from continuing operations for the years ended September 30, 2009, 2008 and 2007 consist of:

(Dollars in thousands)	**2009**	2008	2007
Federal			
Current (including Alternative Minimum Tax)	**$10,425**	463	(5,820)
Deferred	**(1,666)**	16,820	9,831
State and local:			
Current	**4,683**	2,788	992
Deferred	**(421)**	2,139	1,916
Foreign:			
Current	**1,179**	1,234	1,106
Deferred	**(333)**	265	(171)
Total	**$13,867**	23,709	7,854

The actual income tax expense from continuing operations for the years ended September 30, 2009, 2008 and 2007 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2009	2008	2007
Federal corporate statutory rate	**35.0%**	35.0%	35.0%
State and local, net of Federal benefits	**4.4**	2.5	2.8
Foreign	**(0.2)**	(0.3)	(1.3)
Research credit	**(7.5)**	(1.4)	(11.4)
Export Incentive	**—**	(2.2)	—
Domestic production deduction	**(1.8)**	(1.1)	—
Share-based compensation	**0.4**	0.7	3.6
Change in tax contingencies	**—**	—	(5.8)
Change in uncertain tax positions	**(7.9)**	(0.3)	—
Release of valuation allowance	**—**	—	(2.0)
Other, net	**(0.4)**	0.4	(0.6)
Effective income tax rate	**22.0%**	33.3%	20.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2009 and 2008 are presented below.

(Dollars in thousands)	**2009**	2008
Deferred tax assets:		
Inventories, long-term contract accounting, contract cost reserves and others	**$ 4,017**	1,964
Pension and other postretirement benefits	**11,421**	4,393
Net operating loss carryforward — domestic	**1,516**	1,429
Net operating loss carryforward — foreign	**1,468**	3,950
Capital loss carryforward	**254**	8,297
Other compensation-related costs and other cost accruals	**11,761**	10,830
Research credit carryforward	**5,843**	10,020
Total deferred tax assets	**36,280**	40,883
Deferred tax liabilities:		
Plant and equipment, depreciation methods, acquisition asset allocations, and other	**(92,708)**	(96,783)
Net deferred tax liabilities before valuation allowance	**(56,428)**	(55,900)
Less valuation allowance	**(1,626)**	(12,247)
Net deferred tax liabilities	**$ (58,054)**	(68,147)

At September 30, 2009, the Company has established a valuation allowance of $0.3 million against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. The Company reduced the valuation allowance by $7.3 million in fiscal 2009 as a result of the expiration of a capital loss carryforward. In addition, the Company has established a valuation allowance against certain net operating loss (NOL) carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $1.4 million and $3.9 million at September 30, 2009 and 2008, respectively. The decrease is mainly a result of the legal dissolution of foreign entities with NOL carryforwards. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis.

The Company expects the net research tax credits related to fiscal year 2009 to be approximately $0.7 million. The expiration of the research credits is between 2026 and 2029. The Company anticipates being able to utilize the research credits to reduce future Federal income tax cash payments. Research credits of $3.5 million were included in the fiscal 2009 provision as a result of a decrease in the Company's tax positions for the fiscal years 2000 through 2007.

No deferred taxes have been provided on the accumulated unremitted earnings of $29.5 million for the Company's foreign subsidiaries as of September 30, 2009. The Company's intention is to reinvest these earnings indefinitely. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $5.1 million would be due, which would correspondingly reduce the Company's net earnings.

As of September 30, 2009, the Company had $3.3 million of unrecognized benefits (see table below), of which $3.2 million, net of Federal benefit, if recognized, would affect the Company's effective tax rate.

A reconciliation of the Company's unrecognized tax benefits for the year ended September 30, 2009 is presented in the table below:

(Dollars in millions)	
Balance as of October 1, 2008	**$13.0**
Increases related to prior year tax positions	**0.2**
Decreases related to prior year tax positions	**(10.0)**
Increases related to current year tax positions	**0.9**
Decreases related to settlements with taxing authorities	**(0.7)**
Lapse of statute of limitations	**(0.1)**
Balance as of September 30, 2009	**$ 3.3**

The $10.0 million decrease related to prior year tax positions was primarily the result of the closing of a U.S. taxing authority's examination of the Company's research credit claims and the confirmation of the Company's tax position for the deduction of losses realized on the disposition of a portion of the MicroSep business in 2004. It is the Company's policy to record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.

The Company anticipates a $0.2 million reduction in the amount of unrecognized tax benefits in the next twelve months as a result of a lapse of the applicable statute of limitations. The Company's policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2009, the Company had accrued interest related to uncertain tax positions of $0.1 million, net of Federal income tax benefit, on its consolidated balance sheet. No penalties have been accrued.

The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. Due to the timing of the utilization of the Company's net operating loss, the 1994 through 2008 U.S. Federal tax years remain subject to income tax examination. In the fourth quarter of 2009, the Internal Revenue Service (IRS) completed its examination of the Company's U.S. income tax returns for the periods ended September 30, 2003 through September 30, 2007; and the Company and the IRS reached mutual agreement of the adjustments to those returns. Various state tax years from 2004 through 2008 remain subject to income tax examinations. The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company's financial position, statements of cash flows, or results of operations.

9. Debt

Debt consists of the following at September 30, 2009 and 2008:

(Dollars in thousands)	**2009**	2008
Revolving credit facility, including current portion	**$180,467**	233,650
Current portion of long-term debt	**(50,000)**	(50,000)
Total long-term debt, less current portion	**$130,467**	183,650

At September 30, 2009, the Company had approximately $193 million available to borrow comprised of: approximately $143 million available under the credit facility, plus a $50 million increase option, in addition to $44.6 million cash on hand. The Company classified $50 million as the current portion on long-term debt as of September 30, 2009, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The credit facility has a maturity date of November 30, 2012.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. The facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. During 2009 and 2008, the maximum aggregate short-term borrowings at any month-end were $225.7 million and $274.7 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $210.8 million and $249.8 million, respectively; and the weighted average interest rates were 3.26%, 4.75%, and 6.24% for 2009, 2008 and 2007, respectively. The letters of credit issued and outstanding under the credit facility totaled $7.2 million and $6.6 million at September 30, 2009, and 2008, respectively.

10. Capital Stock

The 29,771,103 and 29,465,154 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2009 and 2008 represent the actual number of shares issued at the respective dates. The Company held 3,357,046 and 3,375,106 common shares in treasury at September 30, 2009 and 2008, respectively.

In August 2009, the Company's Board of Directors authorized an open market common stock repurchase program of the Company's shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2010. There were no stock repurchases during 2009 or 2008. The Company repurchased $10 million or 265,000 shares during 2007.

11. Share-Based Compensation

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. During fiscal 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be 2,000,000 shares added to the authorized shares allocated for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. At September 30, 2009, the maximum number of full value shares available for issue under the 2004 Incentive Compensation Plan and the 2001 Stock Incentive Plan was 600,000 and 89,708 shares, respectively.

Stock Option Plans

The Company's stock option awards are generally subject to graded vesting over a three-year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003 have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. The Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO's stock calculated over the expected term of the option. For fiscal years 2009 and 2008, the Company utilized historical company data to develop its expected term assumption. For fiscal year 2007, the expected term was calculated using the simplified method for "plain-vanilla" options. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2009, 2008 and 2007, respectively: expected dividend yield of 0% in all periods; expected volatility of 39.3%, 34.8% and 27.3%; risk-free interest rate of 1.9%, 2.9% and 4.6%; and expected term of 3.8 years, 3.8 years and 3.5 years.

Information regarding stock options awarded under the option plans is as follows:

	FY2009		FY2008		FY2007	
	Shares	**Estimated Weighted Avg. Price**	Shares	Estimated Weighted Avg. Price	Shares	Estimated Weighted Avg. Price
October 1,	**1,139,201**	**$30.40**	1,558,941	$30.35	1,387,348	$26.60
Granted	**129,300**	**$37.42**	16,000	$35.82	296,280	$45.71
Exercised	**(336,876)**	**$22.85**	(295,339)	$24.83	(101,683)	$21.56
Cancelled	**(39,799)**	**$45.03**	(140,401)	$42.22	(23,004)	$40.59
September 30,	**891,826**	**$33.63**	1,139,201	$30.40	1,558,941	$30.35
At September 30,						
Reserved for future grant	**935,345**		1,010,014		878,238	
Exercisable	**683,192**	**$31.61**	884,812	$26.25	951,066	$21.99

The aggregate intrinsic value of options exercised during 2009, 2008 and 2007 was $5.2 million, $5.5 million and $2.4 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2009 was $7.9 million. The weighted-average contractual life of stock options outstanding at September 30, 2009 was 2.1 years. The weighted-average fair value of stock options per share granted in 2009, 2008, and 2007 was $12.11, $10.98, and $12.25, respectively.

Summary information regarding stock options outstanding at September 30, 2009 is presented below:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding at Sept. 30, 2009	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price
$ 7.09 - $13.64	143,492	1.6 years	$11.08
$14.52 - $32.32	137,158	2.9 years	$15.01
$35.18 - $42.99	349,661	2.2 years	$40.26
$43.83 - $54.88	261,515	2.0 years	$46.91
	891,826	2.1 years	$33.63

	Exercisable Options Outstanding	
Range of Exercise Prices	Number Exercisable at Sept. 30, 2009	Weighted Average Exercise Price
$ 7.09 - $13.64	143,492	$11.08
$14.52 - $32.32	135,608	$14.86
$35.18 - $42.99	215,458	$42.04
$43.83 - $54.88	188,634	$47.35
	683,192	$31.61

Performance-accelerated Restricted Share Awards

The performance-accelerated restricted shares (restricted shares) have a five-year term with accelerated vesting if certain performance targets are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the longer performance period as it is not probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards was $2.8 million, $1.2 million and $1.5 million for fiscal years ended September 30, 2009, 2008 and 2007, respectively.

The following summary presents information regarding outstanding restricted share awards as of September 30, 2009 and changes during the period then ended:

	Shares	Weighted Avg. Price
Nonvested at October 1, 2008	202,895	$41.15
Granted	98,459	$37.35
Cancelled	(1,000)	$30.39
Nonvested at September 30, 2009	300,354	$39.94

Non-Employee Directors Plan

The non-employee directors compensation plan provides to each non-employee director a retainer of 800 common shares per quarter. Compensation expense related to the non-employee director grants was $0.7 million, $0.7 million and $0.8 million for the years ended September 30, 2009, 2008 and 2007, respectively.

The total share-based compensation cost that has been recognized in results of operations and included within SG&A (continuing operations) was $4.9 million, $4.0 million and $4.8 million for the years ended September 30, 2009, 2008 and 2007, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.7 million, $1.1 million and $1.2 million for the years ended September 30, 2009, 2008 and 2007, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2009, there was $7.9 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.4 years.

12. Retirement and Other Benefit Plans

Substantially all domestic employees are covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company's defined benefit plan was frozen and no additional benefits will be accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for their defined benefit plan and has frozen the plan effective December 31, 2008 and no additional benefits will be accrued after that date. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees are eligible for life insurance benefits.

The Company adopted Statement of Financial Accounting Standards No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"* (now codified as ASC 715, *Compensation — Retirement Benefits*), as of September 30, 2007. As a result of adopting this Standard, the Company recorded a pretax credit of $0.9 million to accumulated other comprehensive income in equity as of September 30, 2007.

The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.7 million and $0.6 million at September 30, 2009 and 2008, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company's results of operations or financial condition.

The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2009, and a statement of the funded status as of September 30, 2009 and 2008:

	Pension Benefits	
(Dollars in millions)	**2009**	2008
Reconciliation of benefit obligation		
Net benefit obligation at beginning of year	**$ 59.7**	46.2
Service cost	**0.4**	0.6
Interest cost	**4.2**	3.8
Actuarial (gain) loss	**13.9**	(7.1)
Acquisitions	**—**	18.8
Settlements	**(0.3)**	—
Gross benefits paid	**(3.0)**	(2.6)
Net benefit obligation at end of year	**$ 74.9**	59.7

	Pension Benefits	
(Dollars in millions)	**2009**	2008
Reconciliation of fair value of plan assets		
Fair value of plan assets at beginning of year	**$ 48.0**	38.2
Actual return on plan assets	**(0.8)**	(9.6)
Employer contributions	**2.6**	0.8
Gross benefits paid	**(3.0)**	(2.6)
Acquisitions	**—**	21.2
Settlements	**(0.3)**	—
Fair value of plan assets at end of year	**$ 46.5**	48.0

	Pension Benefits	
(Dollars in millions)	**2009**	2008
Funded Status		
Funded status at end of year	**$(28.4)**	(11.7)
Unrecognized prior service cost	**—**	—
Unrecognized net actuarial (gain) loss	**—**	—
Accrued benefit cost	**(28.4)**	(11.7)
Amounts recognized in the Balance Sheet consist of:		
Noncurrent asset	**—**	1.6
Current liability	**(1.0)**	(1.3)
Noncurrent liability	**(27.4)**	(11.9)
Accumulated other comprehensive income (before tax effect)	**30.5**	11.7
Amounts recognized in Accumulated Other Comprehensive Income consist of:		
Net actuarial loss	**30.4**	11.6
Prior service cost	**0.1**	0.1
Accumulated Other Comprehensive Income	**$30.5**	11.7

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2009, 2008 and 2007:

	Pension Benefits		
(Dollars in millions)	**2009**	2008	2007
Service cost	**$ 0.4**	0.6	—
Interest cost	**4.2**	3.8	2.7
Expected return on plan assets	**(4.3)**	(4.3)	(2.8)
Net actuarial loss	**0.2**	0.2	0.4
Net periodic benefit cost	**0.5**	0.3	0.3
Defined contribution plans	**4.4**	4.2	3.6
Total	**$ 4.9**	4.5	3.9

The discount rate used in measuring the Company's pension obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed. The expected long-term rate of return on plan assets assumption was determined by reviewing the actual investment return of the plans since inception and evaluating those returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past.

The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2009	2008	2007
Discount rate	**7.25%**	6.25%	5.75%
Rate of increase in compensation levels	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**8.25%**	8.25%	8.25%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2009	2008
Discount rate	**5.5%**	7.25%
Rate of increase in compensation levels	**N/A**	N/A

The assumed rate of increase in compensation levels is not applicable in 2009, 2008 and 2007 as the plan was frozen.

The asset allocation for the Company's pension plans at the end of 2009 and 2008, the Company's acceptable range and the target allocation for 2010, by asset category, follows:

	Target Allocation	Acceptable Range	Percentage of Plan Assets at Year-end	
Asset Category	2010		**2009**	2008
Equity securities	60%	50-70%	**61%**	62%
Fixed income	40%	30-50%	**36%**	36%
Cash/cash equivalents	0%	0-5%	**3%**	2%

The Company's pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits. The Company's investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plan. The Company regularly monitors performance and compliance with investment guidelines.

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:

(Dollars in millions)	Pension Benefits	Other Benefits
Expected Employer Contributions — 2010	$ 3.5	0.1
Expected Benefit Payments		
2010	4.2	0.1
2011	3.4	0.1
2012	3.5	0.1
2013	3.8	0.1
2014	3.6	0.1
2015-2020	$22.9	0.4

13. Derivative Financial Instruments

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2009, the Company entered into two $40 million one-year forward interest rate swaps effective October 5, 2009, to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. In addition during 2008, the Company entered into a two-year amortizing interest rate swap to hedge some of its exposure to variability in future LIBOR-based interest payments on variable rate debt. The swap notional amount for the first year was $175 million amortizing to $100 million in the second year. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Including the impact of interest rate swaps outstanding, the interest rates on approximately 50% of the Company's total borrowings were effectively fixed as of September 30, 2009. The following is a summary of the notional transaction amounts and fair values for the Company's outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2009.

(Dollars in thousands)	Notional Amount	Average Rec Rate	Average Pay Rate	Fair Value
Interest rate swap	$100,000	0.31%	3.99%	$(685)
Interest rate swaps*	$ 80,000	N/A	1.52%	$(778)

* These swaps represent forward-starting swaps and will be effective in October 2009.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective in fiscal 2009, the Company adopted the guidance in SFAS 157, now codified as FASB ASC 825, *Financial Instruments*, which defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

At September 30, 2009, the Company's financial statements included a liability of $1.5 million classified within accrued other expenses on the Company's consolidated balance sheet, and accumulated other comprehensive loss of $(0.9) million (net of deferred income tax effects of $0.6 million) relating to the fair value of the interest rate swaps.

FASB ASC 825 establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's interest rate swaps are valued using a present value calculation based on an implied forward LIBOR curve (adjusted for the Company's credit risk) and are classified within Level 2 of the valuation hierarchy, as presented below as of September 30, 2009:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Liabilities				
Interest rate swaps	$ —	$1,463	$ —	$1,463

14. Other Financial Data

Items charged to operations during the years ended September 30, 2009, 2008 and 2007 included the following:

(Dollars in thousands)	**2009**	2008	2007
Salaries and wages (including fringes)	**$153,416**	144,199	111,746
Maintenance and repairs	**3,807**	3,356	3,019
Research and development (R&D) costs:			
Company-sponsored	**31,974**	32,955	23,471
Customer-sponsored	**2,937**	5,293	3,718
Total R&D	**$ 34,911**	38,248	27,189
Other engineering costs	**14,370**	8,644	7,764
Total R&D and other engineering costs	**$ 49,281**	46,892	34,953
As a % of net sales	**8.0%**	7.6%	8.0%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2009, 2008, and 2007 is as follows:

(Dollars in thousands)	**2009**	2008	2007
Balance as of October 1	**$2,788**	1,445	1,390
Additions charged to expense	**4,086**	3,387	1,769
Deductions	**(2,504)**	(2,044)	(1,714)
Balance as of September 30	**$4,370**	2,788	1,445

15. Business Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Utility Solutions Group (USG), RF Shielding and Test (Test) and Filtration/Fluid Flow (Filtration).

The USG segment's operations consist of: Aclara Power-Line Systems Inc. (Aclara PLS); Aclara RF Systems Inc. (Aclara RF); Aclara Software Inc. (Aclara Software) and Doble Engineering Company (Doble). The Aclara Group is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara's STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service and revenue management. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of partial discharge testing instruments used to assess the integrity of high voltage power delivery equipment.

Test segment operations represent the EMC Group, consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren). The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high security data processing and secure communication.

The Filtration segment's operations consist of: PTI Technologies Inc., VACCO Industries and TekPackaging LLC. The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro propulsion devices for satellites and custom designed filters for manned and unmanned aircraft.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements. The operating units within each reporting segment have been aggregated because of similar economic characteristics and meet the other aggregation criteria of FASB ASC 280.

The Company evaluates the performance of its operating units based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories, capitalized software and fixed assets directly associated with the production processes of the segment. Segment depreciation and amortization is based upon the direct assets listed above. Information in the tables below is presented on a Continuing Operations basis and excludes Discontinued Operations.

NET SALES

(Dollars in millions)

Year ended September 30,	**2009**	2008	2007
Utility Solutions	**$374.0**	352.7	190.3
Test	**138.4**	144.8	141.5
Filtration	**106.7**	116.1	105.6
Consolidated totals	**$619.1**	613.6	437.4

One customer (PG&E) exceeded 10% of sales in 2009 with sales of $106.2 million and in 2008 with sales of $110.2 million. No customers exceeded 10% of net sales in 2007.

EBIT

(Dollars in millions)

Year ended September 30,	**2009**	2008	2007
Utility Solutions	**$ 62.5**	66.6	22.6
Test	**14.1**	13.9	14.4
Filtration	**18.1**	21.2	18.4
Reconciliation to consolidated totals (Corporate)	**(24.1)**	(20.6)	(17.4)
Consolidated EBIT	**70.6**	81.1	38.0
Less: interest expense	**(7.4)**	(9.8)	—
Add: interest income	**—**	—	0.7
Earnings before income tax	**$ 63.2**	71.3	38.7

IDENTIFIABLE ASSETS

(Dollars in millions)

Year ended September 30,	2009	2008	2007
Utility Solutions	**$193.2**	198.3	143.5
Test	**69.4**	84.2	72.0
Filtration	**61.7**	59.7	56.2
Corporate	**599.4**	585.9	304.4
Consolidated totals	**$923.7**	928.1	576.1

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.

CAPITAL EXPENDITURES

(Dollars in millions)

Year ended September 30,	2009	2008	2007
Utility Solutions	**$ 6.2**	9.0	7.0
Test	**1.5**	5.9	4.0
Filtration	**1.6**	1.6	1.4
Corporate	**—**	0.2	—
Consolidated totals	**$ 9.3**	16.7	12.4

In addition to the above amounts, the Company incurred expenditures for capitalized software of $5.0 million, $10.5 million and $28.6 million in 2009, 2008 and 2007, respectively.

DEPRECIATION AND AMORTIZATION

(Dollars in millions)

Year ended September 30,	2009	2008	2007
Utility Solutions	**$20.5**	18.0	10.1
Test	**2.2**	1.8	1.3
Filtration	**2.7**	2.8	2.8
Corporate	**4.9**	4.5	2.1
Consolidated totals	**$30.3**	27.1	16.3

GEOGRAPHIC INFORMATION

Net sales

(Dollars in millions)

Year ended September 30,	2009	2008	2007
United States	**$508.4**	482.7	351.9
Far East	**48.4**	55.5	38.0
Europe	**28.2**	34.4	21.1
Other	**34.1**	41.0	26.4
Consolidated totals	**$619.1**	613.6	437.4

Long-lived assets

(Dollars in millions)

Year ended September 30,	2009	2008	2007
United States	**$62.3**	66.2	46.0
Europe	**3.2**	3.5	2.0
Other	**4.0**	2.7	1.9
Consolidated totals	**$69.5**	72.4	49.9

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

16. Commitments and Contingencies

At September 30, 2009, the Company had $7.2 million in letters of credit outstanding as guarantees of contract performance. As a normal incidence of the businesses in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

17. Quarterly Financial Information (Unaudited)

(Dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2009					
Net sales	**$147,357**	**154,156**	**148,102**	**169,449**	**619,064**
Net earnings from continuing operations	**5,840**	**10,605**	**11,093**	**21,767**	**49,305**
Net earnings (loss) from discontinued operations	**(20)**	**(209)**	**332**	**—**	**103**
Net earnings	**5,820**	**10,396**	**11,425**	**21,767**	**49,408**
Basic earnings (loss) per share:					
Net earnings from continuing operations	**0.22**	**0.41**	**0.42**	**0.83**	**1.88**
Net earnings (loss) from discontinued operations	**—**	**(0.01)**	**0.02**	**—**	**—**
Net earnings	**0.22**	**0.40**	**0.44**	**0.83**	**1.88**
Diluted earnings (loss) per share:					
Net earnings from continuing operations	**0.22**	**0.40**	**0.42**	**0.82**	**1.86**
Net earnings (loss) from discontinued operations	**—**	**(0.01)**	**0.01**	**—**	**—**
Net earnings	**$ 0.22**	**0.39**	**0.43**	**0.82**	**1.86**
2008					
Net sales	$ 135,272	134,400	151,351	192,543	613,566
Net earnings from continuing operations	8,734	6,561	12,401	19,873	47,569
Net earnings (loss) from discontinued operations	(5,918)	(479)	907	4,632	(858)
Net earnings	2,816	6,082	13,308	24,505	46,711
Basic earnings (loss) per share:					
Net earnings from continuing operations	0.34	0.25	0.48	0.76	1.84
Net earnings (loss) from discontinued operations	(0.24)	(0.01)	0.03	0.18	(0.04)
Net earnings	0.10	0.24	0.51	0.94	1.80
Diluted earnings (loss) per share:					
Net earnings from continuing operations	0.33	0.25	0.47	0.75	1.81
Net earnings (loss) from discontinued operations	(0.22)	(0.02)	0.03	0.18	(0.03)
Net earnings	$ 0.11	0.23	0.50	0.93	1.78

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity.

See Note 8 of Notes to Consolidated Financial Statements for discussion of the favorable settlement of uncertain tax positions in the 2009 fourth quarter that positively affected EPS by $0.19 related to the disposition of a portion of the MicroSep business in 2004.

The Company's Management is responsible for the fair presentation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America, and for their integrity and accuracy. Management is confident that its financial and business processes provide accurate information on a timely basis.

Management, with the oversight of ESCO's Board of Directors, has established and maintains a strong ethical climate in which the Company's affairs are conducted. Management also has established an effective system of internal controls that provide reasonable assurance as to the integrity and accuracy of the financial statements, and responsibility for the Company's assets. KPMG LLP, the Company's independent registered public accounting firm, reports directly to the Audit and Finance Committee of the Board of Directors. The Audit and Finance Committee has established policies consistent with newly enacted corporate reform laws for auditor independence. In accordance with corporate governance listing requirements of the New York Stock Exchange:

- A majority of Board members are independent of the Company and its Management.
- All members of the key Board committees — the Audit and Finance, the Human Resources and Compensation and the Nominating and Corporate Governance Committees — are independent.
- The independent members of the Board meet regularly without the presence of Management.
- The Company has a clear code of ethics and a conflict of interest policy to ensure that key corporate decisions are made by individuals who do not have a financial interest in the outcome, separate from their interest as Company officials.
- The charters of the Board committees clearly establish their respective roles and responsibilities.
- The Company has a Corporate Ethics Committee, ethics officers at each operating location and an ombudsman hot line available to all domestic employees and all foreign employees have local ethics officers and access to the Company's ombudsman.

The Company has a strong financial team, from its executive leadership to each of its individual contributors. Management monitors compliance with its financial policies and practices over critical areas including internal controls, financial accounting and reporting, accountability, and safeguarding of its corporate assets. The internal audit control function maintains oversight over the key areas of the business and financial processes and controls, and reports directly to the Audit and Finance Committee. Additionally, all employees are required to adhere to the ESCO Code of Business Conduct and Ethics, which is monitored by the Corporate Ethics Committee.

Management is dedicated to ensuring that the standards of financial accounting and reporting that are established are maintained. The Company's culture demands integrity and a commitment to strong internal practices and policies.

The Consolidated Financial Statements have been audited by KPMG LLP, whose report is included herein.



Victor L. Richey
Chairman, Chief Executive Officer
and President



Gary E. Muenster
Executive Vice President,
and Chief Financial Officer

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2009 using criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2009 based on these criteria.

Our internal control over financial reporting as of September 30, 2009, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Victor L. Richey
Chairman, Chief Executive Officer
and President



Gary E. Muenster
Executive Vice President,
and Chief Financial Officer

The Board of Directors and Shareholders
ESCO Technologies Inc.:

We have audited the accompanying consolidated balance sheets of ESCO Technologies Inc. and subsidiaries (the Company) as of September 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2009. We also have audited ESCO Technologies Inc.'s internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.'s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on ESCO Technologies Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 12 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"* (now codified as ASC 715, *Compensation — Retirement Benefits*), as of September 30, 2007.

KPMG LLP

St. Louis, Missouri
November 30, 2009

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)	**2009**	2008	2007	2006	2005
For years ended September 30:					
Net sales	**$619.1**	613.6	437.4	374.8	334.3
Net earnings from continuing operations	**49.3**	47.6	30.8	29.4	36.1
Net earnings (loss) from discontinued operations	**0.1**	(0.9)	2.9	1.9	7.3
Net earnings	**49.4**	46.7	33.7	31.3	43.5
Earnings (loss) per share:					
Basic:					
Continuing operations	**$1.88**	1.84	1.19	1.14	1.42
Discontinued operations	**—**	(0.04)	0.11	0.08	0.29
Net earnings	**$1.88**	1.80	1.30	1.22	1.71
Diluted:					
Continuing operations	**$1.86**	1.81	1.17	1.11	1.37
Discontinued operations	**—**	(0.03)	0.11	0.08	0.29
Net earnings	**$1.86**	1.78	1.28	1.19	1.66
As of September 30:					
Working capital from continuing operations	**116.2**	100.6	118.2	108.6	180.9
Total assets	**923.7**	928.1	576.1	488.7	423.8
Total debt	**180.5**	233.7	—	—	—
Shareholders' equity	**$517.3**	468.2	415.5	376.4	331.0

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity.

COMMON STOCK MARKET PRICE

ESCO's common stock and associated preferred stock purchase rights (subsequently referred to as common stock) are listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2009 and 2008.

	2009		2008	
Quarter	**High**	**Low**	High	Low
First	**$49.20**	**24.84**	$41.86	32.64
Second	**42.87**	**29.04**	43.56	32.65
Third	**45.99**	**36.70**	52.11	38.72
Fourth	**46.87**	**35.44**	54.06	38.85

The adjacent graph presents a comparison of the cumulative total shareholder return on the Company's common stock as measured against the Russell 2000 Index and a peer group (the "2009 Peer Group"). The Company is not a component of the 2009 Peer Group, but it is a component of the Russell 2000 Index. The measurement period begins on September 30, 2004 and measures at each September 30 thereafter. These figures assume that all dividends, if any, paid over the measurement period were reinvested, and the starting value of each index and the investments in the Company's common stock were $100 at the close of trading on September 30, 2004.


$225
200
175
150
125
100
ESCO Technologies Inc.
Russell 2000 Index
2009 Peer Group
9/04
9/05
9/06
9/07
9/08
9/09

	9/04	9/05	9/06	9/07	9/08	9/09
ESCO Technologies Inc.	**100.00**	**147.79**	**135.89**	**98.11**	**142.18**	**116.29**
Russell 2000 Index	100.00	117.95	129.66	145.65	124.56	112.67
2009 Peer Group	100.00	131.58	146.26	204.98	175.91	151.44

The 2009 Peer Group is the same peer group included in the performance graph in last year's Annual Report designated the "2008 Peer Group". The 2009 Peer Group is comprised of eight companies, which correspond to the Company's three industry segments as follows: Utility Solutions Group segment (60% of the Company's 2009 total revenue) — Badger Meter Inc., Itron Inc., Comverge, Inc., Echelon Corporation and Roper Industries Inc.; Test segment (23% of the Company's 2009 total revenue) — LeCroy Corporation; and Filtration/Fluid Flow segment (17% of the Company's 2009 total revenue) — Pall Corporation and Clarcor Inc.

In calculating the composite return of the 2009 Peer Group, the return of each company comprising the 2009 Peer Group is weighted by (a) its market capitalization in relation to the other companies in its corresponding Company industry segment, and (b) the percentage of the Company's 2009 total revenue represented by its corresponding Company industry segment.

SHAREHOLDERS' ANNUAL MEETING

The Annual Meeting of the Shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 4, 2010, at the Company's Corporate Headquarters, 9900A Clayton Road, St. Louis, Missouri 63124. You may access this Annual Report as well as the Notice of the meeting and the Proxy Statement on the Company's Annual Meeting web site at http://www.cfpproxy.com/5157.

CERTIFICATIONS

Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 17, 2009 and February 29, 2008, by the Company's chief executive officer that he was not aware of any violations by the Company of NYSE's corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company's chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Forms 10-K for its fiscal years ended September 30, 2009 and September 30, 2008.

10-K REPORT

A copy of the Company's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to Patricia K. Moore, Director of Investor Relations, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.

The Form 10-K is also available on the Company's web site at www.escotechnologies.com.

INVESTOR RELATIONS

Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company's web site at www.escotechnologies.com or via e-mail to pmoore@escotechnologies.com.

TRANSFER AGENT AND REGISTRAR

Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com

CAPITAL STOCK INFORMATION

ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,400 holders of record of shares of common stock at November 6, 2009.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

MANAGEMENT AND BOARD OF DIRECTORS

EXECUTIVE OFFICERS

Victor L. Richey
Chairman, Chief Executive Officer, & President

Gary E. Muenster
Executive Vice President & Chief Financial Officer

Alyson S. Barclay
Senior Vice President, Secretary & General Counsel

CORPORATE STAFF

Mark S. Dunger
Vice President
Planning & Development

Richard A. Garretson
Vice President
Tax

Deborah J. Hanlon
Vice President
Human Resources

Charles J. Kretschmer
Vice President

Matthew J. Mainer
Vice President & Treasurer

OPERATING EXECUTIVES

Bruce E. Butler
President
ETS-Lindgren LP

Sam R. Chapetta
Filtration Group Vice President & President
PTI Technologies Inc.

William M. Giacone
Vice President &
General Manager — Lindgren
ETS-Lindgren LP

Antonio E. Gonzalez
President
VACCO Industries

Randall K. Loga
President
TekPackaging LLC

Gary L. Moore
President
Aclara RF Systems Inc.

Bruce A. Phillips
Group President
Aclara Companies
President
Aclara Power-Line Systems Inc.

Bryan Sayler
Senior Vice President &
General Manager — ETS
ETS-Lindgren LP

David B. Zabetakis
President
Doble Engineering Company

BOARD OF DIRECTORS

James M. McConnell [2,4]
Retired President &
Chief Executive Officer
Instron Corp.

Victor L. Richey [1]
Chairman, Chief Executive Officer, & President

Larry W. Solley [3,4]
Retired
Executive Vice President
Emerson Electric Co.

James M. Stolze [2]
Vice President &
Chief Financial Officer
Stereotaxis, Inc.

Donald C. Trauscht [1,2,3,4]
(Lead Director)
Chairman
BW Capital Corp.

James D. Woods [3]
Chairman Emeritus &
Retired Chief Executive Officer
Baker Hughes Inc.

Committee Membership

1 Executive Committee
2 Audit and Finance Committee
3 Human Resources and Compensation Committee
4 Nominating and Corporate Governance

Design: Wandling & Associates Inc., St. Louis, MO www.wandlinginc.com

This annual report is printed with soy-based process inks on recycled paper with 10% post-consumer waste.


ESCO
TECHNOLOGIES

ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO 63124
www.escotechnologies.com